UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  August, 2005

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


Interim Results - 5 August 2005


--------------------------------------------------------------------------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: August 5, 2005                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: August 5, 2005                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                                                                         Interim
                                                                         Results
                                                                    Announcement
                                                                       June 2005


                                  BARCLAYS PLC

                    INTERIM ANNOUNCEMENT OF RESULTS FOR 2005

                               TABLE OF CONTENTS

                                                                          PAGE
Summary                                                                      1
Performance summary                                                          2
Financial highlights                                                         3
Half-year review                                                             4
Consolidated income statement                                                7
Consolidated balance sheet                                                   8
Group performance ratios                                                    10
Results by business                                                         11
Results by nature of income and expense                                     36
Additional information                                                      59
Notes                                                                       65
Consolidated statement of recognised income and expense                     80
Summary consolidated cashflow statement                                     81
Other information                                                           82
Index                                                                       83





                                  BARCLAYS PLC

The information in this announcement, which was approved by the Board of Directors on 4th August 2005, does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the year-ended 31st December 2004 were prepared under UK GAAP and included certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission
(SEC) and which contained an unqualified audit report under Section 235 of the Act and which did not make any statements under Section 237 of the Act, have been delivered to the Registrar of Companies in accordance with Section 242 of the Act.

This document contains certain forward-looking  statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as "aim",
"anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operation.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, the further development of standards and interpretations under IFRS applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS and pending tax elections with regards to certain subsidiaries, as well as UK domestic and global economic and business conditions, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the outcome of pending and future litigation, the impact of competition, and the Group's ability to increase earnings per share from acquisitions such as Absa (which may be affected by, among other things, the ability to realise expected synergies, integrate businesses, and costs associated with the acquisition and integration) - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements. Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC including its most recent Annual Report on Form 20-F.

The Group has applied IFRS from 1st January 2004, with the exception of the standards relating to financial instruments and insurance contracts which are applied only with effect from 1st January 2005. Therefore the impacts of adopting IAS 32, IAS 39 and IFRS 4 are not included in the 2004 comparatives in accordance with IFRS 1 and financial instruments and insurance contracts are accounted for under UK GAAP in 2004.

The results for 2005 are therefore not entirely comparable to those for 2004 in affected areas. For a fuller discussion of the transitional impacts of IFRS, please refer to the IFRS Transition Report 2004/2005, released 11th May 2005.



                                                                 5th August 2005

                                  BARCLAYS PLC

"We made good progress in all the main elements of the Group's strategy, particularly our international growth plans. The profit growth in the first half demonstrates that our strategy is delivering strongly and that we are benefiting from a mix of business that is well diversified by sector, income type and geography."

                                              John Varley, Group Chief Executive



              RESULTS FOR SIX MONTHS TO 30TH JUNE 2005 (UNAUDITED)

                                             Half-year ended

                                      30.06.05               30.06.04             % Change
                                          GBPm                   GBPm
Total income, net of insurance
claims                                   7,922                  6,967                   14

Impairment charges and other credit
provisions                                (706)                  (589)                  20

Operating expenses                      (4,542)                (3,974)                  14

Profit before tax                        2,690                  2,463                    9

Profit attributable to shareholders      1,841                  1,798                    2

Economic profit                          1,004                    964                    4

Earnings per share                        29.1p                  28.0p                   4

Proposed interim dividend per share        9.2p                  8.25p                  12

Post-tax return on average
shareholders' equity                      23.4%                  24.3%


Highlights of business profit             GBPm                   GBPm             % Change
before tax

UK Banking                               1,275                  1,162                   10

Barclays Capital                           703                    588                   20

Barclays Global Investors                  242                    151                   60

Wealth Management1                          89                     64                   39

Barclaycard                                379                    459                  (17)

International Retail and
Commercial Banking                         188                    145                   30




In this document the income statement analysis compares, unless stated otherwise, the half-year ended 30th June 2005 to the corresponding period of 2004. Balance sheet comparisons, unless stated otherwise, relate to the corresponding position at 31st December 2004. 2004 comparatives do not include additional impacts arising from the first time application of IAS 32 (Financial instruments: Disclosure and Presentation), IAS 39 (Financial instruments:
Recognition and Measurement) and IFRS 4 (Insurance Contracts), which were applied from 1st January 2005.

1 Formerly Private Clients

                                  BARCLAYS PLC

                              PERFORMANCE SUMMARY

- We made progress on each of our four strategic priorities:

  - Building the best bank in the UK
  - Accelerating growth of global product businesses
  - Developing retail and commercial banking activities in selected markets outside the UK
  - Enhancing operational excellence

- The financial results reflect this progress:

  - Total income1 up 14% to GBP7,922m
  - Profit before tax up 9% to GBP2,690m
  - Earnings per share up 4% to 29.1p
  - Dividend per share up 12% to 9.2p
  - Return on average shareholders' equity of 23.4%

- Income growth was well diversified by business, income type and geography. Non-interest income1 rose 16% and was over half of total income1.

- In addition to strong organic growth, we continue to capture the benefits expected from recent acquisitions.

- The increase in operating expenses1 was driven by significant investment directed at future growth in investment banking, asset management, international retail and commercial banking, international credit cards and by higher performance related costs. This was complemented by a strong focus on cost control in other areas.

- Impairment charges and other credit provisions rose 20%, driven principally by an increase in delinquencies and a reduction in recoveries in UK credit cards. Impairment charges rose at a slower rate in unsecured loans, were steady in UK mortgages and decreased in the wholesale and corporate businesses. Asset quality remains strong.

- UK Banking showed good growth with profit2 up 10% to GBP1,275m and made progress on its productivity commitment with the cost:income1 ratio improving by three percentage points.

- Barclays Capital delivered another excellent performance with profit2 up 20% to GBP703m. Growth, both by product and geography, reflected the continued development through organic investment.

- Barclays Global Investors outstanding results continued with profit2 up 60% to GBP242m, attracting US$61bn of net new assets under management and delivering strong investment performance.

- Wealth Management profit2 grew significantly, up 39% to GBP89m, reflecting growth across the businesses, driven by good trends in transaction volumes and growth in the balance sheet.

- Barclaycard profit2 fell 17% to GBP379m. Strong income growth was more than offset by a significant rise in impairment losses, principally in the UK card portfolio. Barclaycard profits were also adversely impacted by continued investment in international development.

- International Retail and Commercial Banking achieved very strong growth with profit2 up 30% to GBP188m. There was progress in all geographies, and excellent performance in Spain.

- The acquisition of a majority stake in Absa completed at the end of July.

1 Trends in income and expenses are expressed after the deduction of 'net insurance claims and benefits paid'.
2 Profit before tax.

                                  BARCLAYS PLC

                        FINANCIAL HIGHLIGHTS (UNAUDITED)

                                                   Half-year ended
                                          30.06.05     31.12.04     30.06.04
RESULTS                                       GBPm         GBPm         GBPm
-------
Net interest income                          3,700        3,500        3,333
Net fee and commission
income                                       2,540        2,532        2,315
Principal transactions                       1,549        1,398        1,116
Net premiums from insurance
contracts                                      371          506          536
Other income                                    49           75           56
Total income                                 8,209        8,011        7,356
Net claims and benefits paid
on insurance contracts                        (287)        (870)        (389)
Total income, net of
insurance claims                             7,922        7,141        6,967
Impairment charges and other
credit provisions                             (706)        (504)        (589)
Net income                                   7,216        6,637        6,378
Operating expenses                          (4,542)      (4,562)      (3,974)
Share of results of
associates and joint
ventures                                        16           42           14
Profit on disposal of
associates and joint
ventures                                         -            -           45

Profit before tax                            2,690        2,117        2,463

Profit attributable to
shareholders                                 1,841        1,456        1,798
Economic profit                              1,004          604          964

PER ORDINARY SHARE                               p            p            p
------------------
Earnings                                      29.1         23.0         28.0
Proposed dividend                              9.2        15.75         8.25
Net asset value                                249          246          232

PERFORMANCE RATIOS                               %            %            %
------------------
Post-tax return on average
shareholders' equity                          23.4         18.9         24.3
Cost:income ratio1                              57           64           57
Cost:net income ratio                           63           69           62

                                                   As at
                               30.06.05   01.01.05     31.12.04     30.06.04
BALANCE SHEET                      GBPm       GBPm         GBPm         GBPm
-------------
Shareholders' equity
excluding minority interests     16,099     15,287       15,870       14,978
Minority interests                5,686      3,330          894          178
Total shareholders' equity       21,785     18,617       16,764       15,156
Loan capital                     11,309     10,606       12,277       12,468
Total capital resources          33,094     29,223       29,041       27,624
Total assets                    850,123    715,600      538,181      512,331
Weighted risk assets            242,406    219,758      218,601      203,333

                               30.06.05   01.01.05     31.12.04     30.06.04
                                      %          %            %            %
Tier 1 ratio                        7.6        7.1          7.6          7.7
Risk asset ratio                   12.1       11.8         11.5         12.2

ECONOMIC DATA
-------------
Period end - US$/GBP               1.79                    1.92         1.81
Average - US$/GBP                  1.88                    1.83         1.82
Period end - EUR/GBP               1.48                    1.41         1.49
Average - EUR/GBP                  1.46                    1.47         1.48

1 Total income, net of insurance claims


                                  BARCLAYS PLC

                                HALF-YEAR REVIEW

Barclays had a strong half-year, delivering good profit growth, investing heavily for the future and making progress in each of our four strategic priorities:

- Building the best bank in the UK
- Accelerating growth of global product businesses
- Developing retail and commercial banking activities in selected markets outside the UK
- Enhancing operational excellence

Our overall profit performance demonstrated the benefits of our universal bank model and the diversification and growth characteristics of our mix of businesses. Our investment in the first half was directed particularly at the global product businesses and International Retail and Commercial Banking.

Profit before tax increased 9% to GBP2,690m (2004: GBP2,463m). Earnings per share rose 4% to 29.1p (2004: 28.0p). We have increased the proposed interim dividend by 12% to 9.2p (2004: 8.25p).

Total income1 grew 14% to GBP7,922m (2004: GBP6,967m). Income growth was broadly based - by business and by income type - and reflected both underlying momentum and return on the investments made in prior years. Margins held up well across the portfolio as a whole.

Operating expenses1 in the first half rose 14% to GBP4,542m (2004: GBP3,974m) in line with growth in income. The substantial majority of the expense growth was attributable to three factors: the very strong performance in the wholesale and institutional businesses driving higher variable costs; investment spend in the global product and international businesses; and the one-off expense of head office relocation. Costs in all other areas were tightly controlled, and were lower than the prior year in UK Banking.

Impairment  charges and other credit provisions  increased 20% to GBP706m (2004:
GBP589m). This growth was driven by an increase in the size of the book, higher delinquency and lower recoveries in the Barclaycard UK card business. Impairment was stable in UK mortgages, and fell in corporate and wholesale reflecting the benign credit environment.

In UK Banking, we set a target in 2004 to deliver a 2 percentage point improvement per annum in the cost:income ratio in each of 2005, 2006 and 2007. The first half showed a 3 percentage point improvement relative to 2004 and this resulted in an increase of 10% in profit before tax. UK Business Banking continued to perform well with strong growth on both sides of the balance sheet resulting in strong income growth at stable margins. Tight cost discipline and a good risk performance also contributed to excellent profit growth of 20%. In UK Retail Banking, income was broadly flat, but we benefited from a strong focus on costs, delivering a 4% reduction in operating expenses despite continuing heavy investment. We continued to build on the customer initiatives taken last year, delivering significant improvement in key customer service metrics. We have also launched new products in general insurance, mortgages and current accounts. Good growth in current accounts and overdrafts was largely offset by margin pressure in savings and a weak performance in mortgages. Excluding the effect of the sale of our interest in Edotech in 2004, underlying profit before tax was up 6%.

1 Trends in income and expenses are expressed after the deduction of 'net insurance claims and benefits paid'.


                                  BARCLAYS PLC

                                HALF-YEAR REVIEW

Barclays Capital delivered record results in the first half, increasing profit before tax by 20% to GBP703m (2004: GBP588m). Performance was broadly based across products and geographies, reflecting delivery from past investments and continued strengthening of the client franchise. The risk management performance was excellent in volatile and sometimes difficult market conditions. Average DVaR, at GBP30.4m, was lower than the average for 2004. We continue to invest heavily in Barclays Capital, building on the breadth and depth of its capabilities.

Barclays Global Investors (BGI) had another outstanding first half performance, increasing profit before tax by 60% to GBP242m (2004: GBP151m). BGI now has US$1.4 trillion of assets under management, and continued to generate strong flows of net new assets and growth in higher margin products, reflecting ongoing investment in the business. BGI delivered strong investment performance in active products, with most funds outperforming their benchmarks. BGI also delivered further significant improvement in operating margin and improved the cost:income1 ratio to 59% (2004: 64%).

Wealth Management performed strongly. Profits2, which rose 39%, totalled GBP89m (2004: GBP64m). Growth in this business was underpinned by higher asset and liability volumes and higher levels of client activity across most of the wealth businesses. We continued to invest in new products, to improve customer service and to make progress with the integration of Gerrard. The cost:income1 ratio improved by 4 percentage points.

Barclaycard profits2 fell 17% to GBP379m (2004: GBP459m) as a result of higher impairment charges and international investment. Income growth of 11% reflected good balance growth in the consumer loan businesses, stability in card margins, the momentum in international cards and a first-time contribution from Juniper. Operating expenses grew from the continued investment in the international businesses, principally the acquisition of Juniper. The integration and development of Juniper is in line with plan, with good growth in new partnerships signed. Barclaycard International continued to make good progress in Spain and Germany. Barclaycard announced new business extensions, including a joint venture with ForeningsSparbanken in Scandinavia, and a partnership with Sky TV in the UK.

International Retail and Commercial Banking, where profit2 rose 30% to GBP188m (2004: GBP145m), performed strongly, driven by expansion in continental Europe, particularly in mortgages. There was continued good progress with the integration of Banco Zaragozano, where synergies are running ahead of plan. The growth of International Retail and Commercial Banking will be accelerated in the second half by the completion of the acquisition of a majority stake in Absa in South Africa and by the acquisition of the ING Ferri business in France.

Good capital management enhances shareholder returns and continues to be a core focus. In the first half of 2005, we raised GBP2.3bn of preference share capital to fund organic growth and the acquisition of a majority stake in Absa. The Tier 1 capital ratio reported at 30th June 2005 has reduced by 90 basis points following completion of the Absa transaction. We intend to run a tighter capital structure and we have optimised the use of preference share capital in our funding mix over the past 18 months. This has enabled us to buy back GBP700m of shares in 2004 and fund GBP3.1 billion of acquisitions and joint ventures without issuing ordinary shares. We continue to target the maintenance of our Aa1/AA/AA+ credit ratings and have factored this into our capital management plans. Whilst we would continue to adjust our capital levels to reflect the environment and our business mix, our current focus is to rebuild capital ratios to approximately 7.25% for the Tier 1 ratio. This is expected to be achieved in 2006 through the natural evolution of retained earnings.


1 Trends in income and expenses are expressed after the deduction of 'net insurance claims and benefits paid'.
2 Profit before tax.

                                  BARCLAYS PLC

                                HALF-YEAR REVIEW

We continue our progressive approach to dividends. With our annual dividend approximately twice covered by earnings, the balance between income distribution to shareholders and earnings retention to fund growth is appropriate. We expect to grow dividends per share approximately in line with earnings per share over the longer term. We would look to smooth this, with dividend growth lower than earnings growth in years where earnings growth is exceptionally high, and the converse when earnings growth in a particular year is below trend. We expect to continue the practice of weighting the annual dividend towards the final dividend to maintain flexibility, consistent with the practice and balance of prior years.

In terms of progress towards Group goals, Barclays ranked in the second quartile of its Total Shareholder Return (TSR) peer group2 for the goal period starting 1st January 2004. Cumulative economic profit growth for this period has exceeded our stated compound annual target range of 10-13%.

We have completed the transition to International  Financial Reporting Standards
(IFRS). Our first half results included the implementation of IAS 32, IAS 39 and IFRS 4. This will introduce more volatility to reported earnings. In the first half of 2005, this volatility had a positive effect on earnings in some areas, particularly in the Group Treasury. The other key impacts on the income statement in 2005 have been a change in the reporting of insurance income and a reclassification between interest income and fee and commission income. The net effect of the incremental IFRS changes in 2005 has been a modest reduction in reported earnings per share.

The economic outlook for the remainder of the year continues to be fairly positive. We expect the strong economic performances in the US and China to continue to benefit the global economy. Although the rate of growth in the UK is expected to be below the level of the past few years, it is still expected to be in line with the longer term trend. We continue to see some softness in the UK consumer sector, but the wholesale and corporate sector is in very good health. The outlook for interest rates and unemployment is reassuring from a credit risk perspective.

For the full year, excluding significant acquisitions and disposals, we continue to target double digit income1 growth, with expense1 growth broadly in line with this. Impairment charges are expected to be approximately in line with Risk Tendency. In the second half of this year, we will also account for five months of earnings from Absa (net of the associated funding and hedging costs), which we expect to be modestly accretive to earnings per share.

We can now welcome to the Group our new colleagues from Absa. Absa's Chairman, Dr Danie Cronje, joins the Barclays Board as a non-executive Director on 1st September 2005. We are excited about the prospects for the enlarged business both in South Africa and across the continent of Africa. We are also delighted to have strengthened the Barclays Board during the first half through the appointment of Robert E. Diamond Jnr. as an executive Director and President of the Group, and through the appointment of Robert Steel and John Sunderland as non-executive Directors.


John Varley
Group Chief Executive


1 Trends in income and expenses are expressed after the deduction of 'net insurance claims and benefits paid'.
2 Peer group for 2005 unchanged from 2004: ABN Amro, BBVA, BNP Paribas,
  Citigroup, Deutsche Bank, HBOS, HSBC, JP Morgan Chase, Lloyds TSB, Royal Bank of Scotland and UBS.


                                  BARCLAYS PLC

                   CONSOLIDATED INCOME STATEMENT (UNAUDITED)

                                                    Half-year ended
                                          30.06.05      31.12.04      30.06.04
Continuing operations                         GBPm          GBPm          GBPm
Interest income                              7,648         7,315         6,565
Interest expense                            (3,948)       (3,815)       (3,232)
                                         ---------     ---------     ---------
Net interest income                          3,700         3,500         3,333
                                         ---------     ---------     ---------
Fee and commission income                    2,872         2,861         2,648
Fee and commission expense                    (332)         (329)         (333)
                                         ---------     ---------     ---------
Net fee and commission income                2,540         2,532         2,315
                                         ---------     ---------     ---------
Net trading income                           1,176           684           803
Net investment income                          373           714           313
                                         ---------     ---------     ---------
Principal transactions                       1,549         1,398         1,116
Net premiums from insurance contracts          371           506           536
Other income                                    49            75            56
                                         ---------     ---------     ---------
Total income                                 8,209         8,011         7,356
Net claims and benefits paid on
insurance contracts                           (287)         (870)         (389)
                                         ---------     ---------     ---------
Total income, net of insurance claims        7,922         7,141         6,967
Impairment charge and other credit
provisions                                    (706)         (504)         (589)
                                         ---------     ---------     ---------
Net income                                   7,216         6,637         6,378
Operating expenses                          (4,542)       (4,562)       (3,974)
Share of results of associates and
joint ventures                                  16            42            14
Profit on disposal of associates and
joint ventures                                   -             -            45
                                         ---------     ---------     ---------
Profit before tax                            2,690         2,117         2,463
Tax                                           (715)         (634)         (645)
                                         ---------     ---------     ---------
Profit for the period                        1,975         1,483         1,818
                                         ---------     ---------     ---------

Profit attributable to minority
interests                                      134            27            20
Profit attributable to shareholders          1,841         1,456         1,798
                                         ---------     ---------     ---------
                                             1,975         1,483         1,818
                                         ---------     ---------     ---------

                                                 p             p             p
Basic earnings per ordinary share             29.1          23.0          28.0
Diluted earnings per share                    28.9          22.8          27.9

Proposed dividends per ordinary share:
Interim                                        9.2             -          8.25
Final                                            -         15.75             -

Proposed dividend                           GBP582m     GBP1,010m       GBP528m





                                  BARCLAYS PLC

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
Assets                             GBPm         GBPm         GBPm         GBPm
Cash and balances at
central banks                     4,106        3,238        1,753        1,829
Items in the course of
collection from other
banks                             2,208        1,772        1,772        2,527
Treasury bills and other
eligible bills                                              6,658        6,547
Trading portfolio assets        134,235      110,033
Financial assets designated at
fair value:
- held on own account             9,747        9,799
- held in respect of linked
  liabilities to customers
  under investment
  contracts                      69,792       63,124
Derivative financial
instruments                     133,932       94,211
Loans and advances to
banks                            35,225       25,728       80,632       83,034
Loans and advances to
customers                       237,123      207,259      262,409      252,053
Debt securities                                           130,311      119,840
Equity shares                                              11,399        8,599
Available for sale
financial investments            61,143       48,097
Reverse repurchase
agreements and cash
collateral on securities
borrowed                        149,400      139,574
Other assets                      3,491        3,647       25,915       21,344
Insurance assets,
including unit-linked
assets                              107          109        8,576        8,165
Investments in associates
and joint ventures                  438          429          429          442
Goodwill                          4,590        4,518        4,518        4,398
Intangible assets                   120          139          139           62
Property, plant and
equipment                         2,407        2,282        2,282        2,108
Deferred tax assets               2,059        1,641        1,388        1,383
                                -------      -------      -------      -------
Total assets                    850,123      715,600      538,181      512,331
                                -------      -------      -------      -------


                                  BARCLAYS PLC

                     CONSOLIDATED BALANCE SHEET (UNAUDITED)

                                                  As at
                             30.06.05     01.01.05     31.12.04     30.06.04
Liabilities                      GBPm         GBPm         GBPm         GBPm
Deposits from banks            84,538       74,735      111,024      115,836
Items in the course of
collection due to other
banks                           2,809        1,205        1,205        1,442
Customer accounts             217,715      194,478      217,492      206,170
Trading portfolio
liabilities                    65,598       59,114
Financial liabilities
designated at fair value:
held on own account             8,231        5,320
Liabilities to customers
under investment
contracts                      71,608       64,609
Derivative financial
instruments                   132,784       94,429
Debt securities in issue       93,328       76,154       83,842       69,431
Repurchase agreements and
cash collateral on
securities lent               122,076       98,582
Other liabilities               9,649        9,869       82,936       79,546
Current tax liabilities           786          621          621          697
Insurance contract
liabilities, including
unit-linked liabilities         3,589        3,596        8,377        7,944
Subordinated liabilities:
- Undated loan
  capital-non convertible       4,366        4,208        6,149        6,233
- Dated loan
  capital-convertible to
  preference shares                13           15           15           15
- Dated loan capital-non
  convertible                   6,930        6,383        6,113        6,220
Deferred tax liabilities        1,891        1,397        1,362        1,284
Other provisions for
liabilities                       386          403          416          329
Retirement benefit
liabilities                     2,041        1,865        1,865        2,028
                              -------      -------      -------      -------
Total liabilities             828,338      696,983      521,417      497,175
                              -------      -------      -------      -------

Shareholders' equity
Called up share capital         1,616        1,614        1,614        1,613
Share premium account           5,554        5,524        5,524        5,437
Less: treasury shares            (239)        (119)        (119)        (115)
Available for sale
reserve                           374          314
Cash flow hedging reserve         328          302
Capital redemption
reserve                           309          309          309          305
Other capital reserve             617          617          617          617
Translation reserve               (35)         (58)         (58)         (43)
Retained earnings               7,575        6,784        7,983        7,164
                              -------      -------      -------      -------
Shareholders' equity
excluding minority
interest                       16,099       15,287       15,870       14,978
Minority interests              5,686        3,330          894          178
                              -------      -------      -------      -------
Total shareholders'
equity                         21,785       18,617       16,764       15,156
                              -------      -------      -------      -------
                              -------      -------      -------      -------
Total liabilities and
shareholders' equity          850,123      715,600      538,181      512,331
                              -------      -------      -------      -------



                                  BARCLAYS PLC

Group performance ratios

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
Net asset value per ordinary
share (excluding
minority interests)                249p         236p         246p         232p


                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                   %            %            %
Post-tax return on average shareholders'
equity (excluding
minority interests)                             23.4         18.9         24.3

Cost:income ratios

The cost:income ratios are defined as follows:

   - The cost:income ratio is defined as operating expenses compared to total income, net of insurance claims; and

   - The cost:net income ratio is defined as operating expenses compared to total income, net of insurance claims, less impairment charges.

                                            Half-year ended
                          30.06.05              31.12.04              30.06.04
                                 %                     %                     %
    Cost:income ratio           57                    64                    57
    Cost:net income ratio       63                    69                    62



                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Results by business

    The following section analyses the Group's performance by business. For management and reporting purposes, Barclays is organised into the following business groupings:

    - UK Banking, comprising
      -  UK Retail Banking
      -  UK Business Banking

    - Barclays Capital

    - Barclays Global Investors

    - Wealth Management

    - Wealth Management - closed life assurance activities

    - Barclaycard

    - International Retail and Commercial Banking

    - Head office functions and other operations

    UK Banking

    UK Banking delivers banking solutions to Barclays UK retail and business banking customers. It offers a range of integrated products and services and access to the expertise of other Group businesses. Customers are served through a variety of channels comprising the branch network, automated teller machines, telephone banking, online banking and relationship managers. UK Banking is managed through two business areas, UK Retail Banking and UK Business Banking.

    UK Retail Banking

    UK Retail Banking comprises Personal Customers, Mortgages, Small Business and UK Premier. This cluster of businesses enables the building of broader and deeper relationships with both existing and new customers. Personal Customers and Mortgages provide a wide range of products and services to 14 million retail customers, including current accounts, savings, mortgages, and general insurance. Small Business provides banking services to 580,000 small businesses. UK Premier provides banking, investment products and advice to some 280,000 affluent customers.

    UK Business Banking

    UK Business Banking provides relationship banking to the Group's larger and medium business customers in the United Kingdom. Customers are served by a network of relationship and industry sector specialist managers who provide local access to an extensive range of products and services, as well as offering business information and support. Customers are also offered access to the products and expertise of other businesses in the Group, particularly Barclays Capital. UK Business Banking provides asset financing and leasing solutions through a specialist business to customers in the United Kingdom and continental Europe.



                                    BARCLAYS PLC

    Barclays Capital

    Barclays Capital is a leading global investment bank which provides large corporate, institutional and government clients with solutions to their financing and risk management needs.

    Barclays Capital services a wide variety of client needs, from capital raising and managing foreign exchange, interest rate and commodity risks, through to providing technical advice and expertise. Activities are organised into three principal areas: Rates, which includes fixed income, foreign exchange, commodities, emerging markets, money markets sales, trading and research, prime brokerage and equity related activities; Credit, which includes primary and secondary activities for loans and bonds for investment grade, high yield and emerging market credits, as well as hybrid capital products, asset based finance, commercial mortgage backed securities, credit derivatives, structured capital markets and large asset leasing; and Private Equity.

    Barclays Global Investors

    Barclays Global Investors (BGI) is one of the world's largest asset managers and a leading global provider of investment management products and services.

    BGI offers structured investment strategies such as indexing, tactical asset allocation and risk-controlled active products. BGI also provides related investment services such as securities lending, cash management and portfolio transition services. In addition, BGI is the global leader in Exchange Traded Funds, with over 130 funds for institutions and individuals trading in eleven global markets. BGI's investment philosophy is founded on managing all dimensions of performance: a consistent focus on controlling risk, return and cost.

    Wealth Management

    Wealth Management (formerly Private Clients) serves affluent, high net worth and corporate clients, primarily in the UK and continental Europe, providing private banking, offshore banking, stockbroking, asset management and financial planning services.

    Wealth Management - closed life assurance activities

    Wealth Management - closed life assurance activities comprise the closed life assurance businesses of Barclays and Woolwich in the UK.


                                    BARCLAYS PLC


    Barclaycard

    Barclaycard is a multi-brand credit card and consumer lending business with an increasing international presence and is one of the leading credit card businesses in Europe.

    In the UK, Barclaycard manages the Barclaycard branded credit cards and other non-Barclaycard branded card portfolios including Monument, SkyCard and Solution Personal Finance. In consumer lending, Barclaycard manages both secured and unsecured loan portfolios, through Barclays branded loans, being mostly Barclayloan, and also through the FirstPlus and Clydesdale Financial Services businesses.

    Outside the UK, Barclaycard operates in the United States, through Juniper Financial Corporation, in Germany, Spain, Greece, Italy, Portugal, Republic of Ireland and across Africa. In the Nordic region, Barclaycard operates through Entercard, the joint venture with ForeningsSparbanken (Swedbank).

    Barclaycard Business processes card payments for retailers and issues purchasing and credit cards to business customers and to the UK Government.

    Barclaycard works closely with other parts of the Group, including UK Retail Banking, UK Business Banking and International Retail and Commercial Banking, to leverage their distribution capability.

    International Retail and Commercial Banking

    International Retail and Commercial Banking provides a range of banking services, including current accounts, savings, investments, mortgages and loans to personal and corporate customers across Spain, Portugal, France, Italy, the Caribbean, Africa and the Middle East.

    International Retail and Commercial Banking works closely with other parts of the Group, including Barclaycard, UK Banking, Barclays Capital and Barclays Global Investors, to leverage synergies from product and service propositions.

    Head office functions and other operations

    Head office functions and other operations comprise:

    - head office and central support functions
    - discontinued businesses in transition
    - consolidation adjustments

    Head office and central support functions comprise the following areas:
    Executive Management, Finance, Treasury, Communications, Human Resources, Strategy and Planning, Internal Audit, Legal, Corporate Secretariat, Property, Tax, Compliance and Risk. Costs incurred wholly on behalf of the businesses are recharged to them.

    Discontinued businesses in transition principally relate to South American and Middle Eastern corporate banking businesses. These businesses are centrally managed with the objective of maximising recovery from the assets.

    Consolidation adjustments largely reflect the elimination of inter segment transactions.



                                    BARCLAYS PLC

                           SUMMARY OF RESULTS (UNAUDITED)

    Analysis of profit attributable to shareholders

                                                   Half-year ended
                                         30.06.05      31.12.04      30.06.04
                                             GBPm          GBPm          GBPm
    UK Banking                              1,275         1,103         1,162
                                         --------      --------      --------
    UK Retail Banking                         549           405           558
    UK Business Banking                       726           698           604
                                         --------      --------      --------
    Barclays Capital                          703           432           588
    Barclays Global Investors                 242           185           151
    Wealth Management                          89            46            64
    Wealth Management - closed life
    assurance activities                       (2)          (51)           (1)
    Barclaycard                               379           384           459
    International Retail and Commercial
    Banking                                   188           148           145
    Head office functions and other
    operations                               (184)         (130)         (105)
                                         --------      --------      --------
    Profit before tax                       2,690         2,117         2,463
    Tax                                      (715)         (634)         (645)
                                         --------      --------      --------
    Profit for the period                   1,975         1,483         1,818
    Profit attributable to minority
    interests                                (134)          (27)          (20)
                                         --------      --------      --------
    Profit attributable to shareholders     1,841         1,456         1,798
                                         --------      --------      --------



                                    BARCLAYS PLC

                       TOTAL ASSETS AND WEIGHTED RISK ASSETS

    Total assets

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
                                   GBPm         GBPm         GBPm         GBPm
    UK Banking                  134,322      128,573      119,561      114,404
                               --------     --------     --------     --------
    UK Retail Banking            67,518       69,064       68,861       67,255
    UK Business Banking          66,804       59,509       50,700       47,149
                               --------     --------     --------     --------
    Barclays Capital            566,675      454,437      346,901      330,235
    Barclays Global Investors    68,630       61,201          798          711
    Wealth Management             5,215        5,050        5,007        4,409
    Wealth Management -
    closed life assurance
    activities                    6,653        6,551        6,425        6,092
    Barclaycard                  23,777       22,878       23,059       20,693
    International Retail and
    Commercial Banking           29,505       28,723       28,448       25,114
    Head office functions and
    other operations             10,756        3,669        3,464        6,275
    Goodwill                      4,590        4,518        4,518        4,398
                               --------     --------     --------     --------
                                850,123      715,600      538,181      512,331
                               --------     --------     --------     --------

    Weighted risk assets

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
                                   GBPm         GBPm         GBPm         GBPm
    UK Banking                  100,355       92,590       91,913       87,506
                               --------     --------     --------     --------
    UK Retail Banking            37,010       37,835       37,111       36,458
    UK Business Banking          63,345       54,755       54,802       51,048
                               --------     --------     --------     --------
    Barclays Capital             90,828       79,511       79,949       72,715
    Barclays Global Investors     1,474        1,233        1,230        1,004
    Wealth Management             4,589        4,187        4,018        3,632
    Barclaycard                  21,666       21,595       20,188       18,404
    International Retail and
    Commercial Banking           19,430       18,701       19,319       17,292
    Head office functions and
    other operations              4,064        1,941        1,984        2,780
                               --------     --------     --------     --------
                                242,406      219,758      218,601      203,333
                               --------     --------     --------     --------

    Weighted risk assets at 1st January 2005 have been restated from those reported in the IFRS Transition Report, reflecting a review of the treatment of certain assets and offsets.

                                    BARCLAYS PLC
    UK Banking

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Net interest income                        1,919        1,780        1,697
    Net fee and commission
    income                                       868          974          962
                                            --------     --------     --------
    Net trading income                            (2)           -            -
    Net investment income                         19            4            1
                                            --------     --------     --------
    Principal transactions                        17            4            1
    Net premiums from
    insurance contracts                          141          100          149
    Other income                                  15           31            6
                                            --------     --------     --------
    Total income                               2,960        2,889        2,815
    Net claims and benefits
    on insurance contracts                       (33)         (20)         (26)
                                            --------     --------     --------
    Total income, net of
    insurance claims                           2,927        2,869        2,789
    Impairment charges and
    other credit provisions                     (148)         (46)        (153)
                                            --------     --------     --------
    Net income                                 2,779        2,823        2,636
    Operating expenses                        (1,498)      (1,722)      (1,519)
    Share of results of
    associates and joint
    ventures                                      (6)           2            3
    Profit on disposal of
    associates and joint
    ventures                                       -            -           42
                                            --------     --------     --------
    Profit before tax                          1,275        1,103        1,162
                                            --------     --------     --------

    Cost:income ratio                             51%          60%          54%
    Cost:net income ratio                         54%          61%          58%

    Risk Tendency                             GBP420m      GBP375m      GBP360m
    Return on average
    economic capital                              34%          32%          35%

    Economic profit                           GBP592m      GBP565m      GBP593m


                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04

    Loans and advances to    GBP125.4bn   GBP119.6bn   GBP114.1bn   GBP109.0bn
    customers
    Customer accounts        GBP131.0bn   GBP124.6bn   GBP114.8bn   GBP113.1bn
    Total assets             GBP134.3bn   GBP128.6bn   GBP119.6bn   GBP114.4bn
    Weighted risk assets     GBP100.4bn    GBP92.6bn    GBP91.9bn   GBP87.5bn

    Key Facts                               30.06.05     31.12.04     30.06.04

    Number of UK branches                      2,053        2,061        2,064

    UK Banking profit before tax increased 10% (GBP113m) to GBP1,275m (2004:
    GBP1,162m), driven by good income growth, well controlled risk and strong cost management as operating expenses were held below 2004 levels.

    UK Banking has continued to make good progress towards achieving its strategic aims of delivering integrated banking solutions to customers, enhancing the customer service experience, capturing revenue growth opportunities and improving productivity. UK Banking is targeting cost: income ratio improvements of 2 percentage points per annum in 2005, 2006 and 2007. During the first half of 2005 UK Banking made good progress towards achieving this target with the cost:income ratio improving by 3 percentage points to 51% (2004: 54%).


                                    BARCLAYS PLC

    UK Retail Banking

                                                            Half-year ended
                                                   30.06.05     31.12.04     30.06.04
                                                       GBPm         GBPm         GBPm
    Net interest income                               1,041        1,046        1,013
    Net fee and commission
    income                                              550          554          569
                                                   --------     --------     --------
    Net trading income                                    -            -            -
    Net investment income                                 9            1            -
                                                   --------     --------     --------
    Principal transactions                                9            1            -
    Net premiums from
    insurance contracts                                 141          100          149
    Other income                                         12           22            4
                                                   --------     --------     --------
    Total income                                      1,753        1,723        1,735
    Net claims and benefits
    on insurance contracts                              (33)         (20)         (26)
                                                   --------     --------     --------
    Total income, net of
    insurance claims                                  1,720        1,703        1,709
    Impairment charges and
    other credit provisions                             (72)           2          (62)
                                                   --------     --------     --------
    Net income                                        1,648        1,705        1,647
    Operating expenses                               (1,092)      (1,300)      (1,133)
    Share of results of
    associates and joint
    ventures                                             (7)           -            2
    Profit on disposal of
    associates and joint
    ventures                                              -            -           42
                                                   --------     --------     --------
    Profit before tax                                   549          405          558
                                                   --------     --------     --------

    Cost:income ratio                                    63%          76%          66%
    Cost:net income ratio                                66%          76%          69%

    Risk Tendency                                    GBP160m      GBP150m      GBP150m
    Return on average
    economic capital                                     34%          25%          36%

    Economic profit                                  GBP256m      GBP183m      GBP290m

                                                          As at
                                    30.06.05       01.01.05     31.12.04     30.06.04

    Loans and advances to         GBP64.9bn      GBP66.0bn    GBP65.6bn    GBP64.4bn
    customers
    Customer accounts             GBP74.6bn      GBP73.1bn    GBP72.4bn    GBP70.7bn
    Total assets                  GBP67.5bn      GBP69.1bn    GBP68.9bn    GBP67.3bn
    Weighted risk assets          GBP37.0bn      GBP37.8bn    GBP37.1bn    GBP36.5bn


    Key Facts                                      30.06.05     31.12.04     30.06.04


    Personal Customers
    ------------------
    Number of UK current
    accounts                                          10.9m        10.7m        10.6m
    Number of UK savings
    accounts                                          10.7m        10.6m        10.5m
    Total UK mortgage balances
    (residential)                                  GBP61.0bn    GBP61.7bn    GBP60.8bn

    Small Business and UK Premier
    -----------------------------
    Number of Small Business
    customers                                       580,000     566,000      567,000
    Number of UK Premier
    customers                                       280,000     273,000      269,000



                                    BARCLAYS PLC

     UK Retail  Banking profit before tax decreased 2% (GBP9m) to GBP549m (2004:
     GBP558m). Profit before tax increased 6% excluding the impact of a GBP42m profit on the disposal of a stake in Edotech in the first half of 2004.

     Total income net of insurance claims increased 1% (GBP11m) to GBP1,720m (2004: GBP1,709m). There was a good performance in current accounts, whilst income from mortgages and retail savings was weaker. Net income was flat at GBP1,648m (2004: GBP1,647m).

     Net interest income increased 3% (GBP28m) to GBP1,041m (2004: GBP1,013m). Growth was driven by a higher contribution from current accounts (both deposits and overdrafts), which was offset by margin pressure in retail savings. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased 1%.

     UK average  residential  mortgage balances increased 1% to GBP61.4bn (2004:
     GBP60.6bn). The mortgage business focused on higher margin new business rather than volume during the period, which resulted in an improved margin on new business. Gross advances were GBP5.2bn (2004: GBP9.2bn), an estimated market share of 4%. UK residential mortgage balances ended the period at GBP61.0bn (31st December 2004: GBP61.7bn). The estimated loan to value ratio within the residential mortgage book on a current valuation basis was 34% (31st December 2004: 35%). Average overdraft balances within Personal Customers increased 11% and average Small Business loan balances rose 10%.

     Total average customer  deposit  balances  increased 5% to GBP71.0bn (2004:
     GBP67.5bn). There was strong growth in UK Premier with average deposits up 12% and good growth in Small Business where average deposit balances were 5% higher. Personal Customer average current account balances increased 4% and average retail savings balances by 3%.

     Net fee and  commission  income  decreased  3% (GBP19m)  to GBP550m  (2004:
     GBP569m), as lending related fees were impacted by the application of IAS 32 and IAS 39 from 1st January 2005. Excluding this impact, net fee and commission income was 1% higher. Higher fee income was generated by value-added fee-based current accounts, reflecting higher account numbers and a broader product range.

     Income from principal transactions was GBP9m (2004: GBPnil) representing the gain on the sale of the investment in Gresham, an insurance underwriting business, ahead of the launch of the new general insurance offering.

     Net premiums from insurance underwriting activities decreased 5% (GBP8m) to GBP141m (2004: GBP149m), due to a lower insurance take up on consumer lending activity.

     Impairment charges increased 16% (GBP10m) to GBP72m (2004: GBP62m), in line with expectations. The increase has principally arisen in Personal Customer overdrafts and Small Business loans reflecting balance growth. The quality of the mortgage portfolio remains high. Mortgage arrears balances remained at a low level, despite some modest deterioration in the period.

     Operating expenses decreased 4% (GBP41m) to GBP1,092m (2004: GBP1,133m) as cost saving initiatives focused on the back and middle office more than offset cost pressures arising from investment in frontline customer service, inflation and volume growth. Investment in the infrastructure of the business continued during the first half of 2005. The cost:income ratio improved by 3 percentage points to 63% (2004: 66%).


                                    BARCLAYS PLC

    UK Business Banking

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Net interest income                          878          734          684
    Net fee and commission
    income                                       318          420          393
                                            --------     --------     --------
    Net trading income                            (2)           -            -
    Net investment income                         10            3            1
                                            --------     --------     --------
    Principal transactions                         8            3            1
    Other income                                   3            9            2
                                            --------     --------     --------
    Total income                               1,207        1,166        1,080
    Impairment charges and
    other credit provisions                      (76)         (48)         (91)
                                            --------     --------     --------
    Net income                                 1,131        1,118          989
    Operating expenses                          (406)        (422)        (386)
    Share of results of
    associates and joint
    ventures                                       1            2            1
                                            --------     --------     --------
    Profit before tax                            726          698          604
                                            --------     --------     --------

    Cost:income ratio                             34%          36%          36%
    Cost:net income ratio                         36%          38%          39%

    Risk Tendency                             GBP260m      GBP225m      GBP210m
    Return on average
    economic capital                              35%          38%          35%

    Economic profit                           GBP336m      GBP382m      GBP303m

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04

    Loans and advances to    GBP60.5bn    GBP53.6bn    GBP48.5bn    GBP44.7bn
    customers
    Customer accounts        GBP56.4bn    GBP51.6bn    GBP42.4bn    GBP42.4bn
    Total assets             GBP66.8bn    GBP59.5bn    GBP50.7bn    GBP47.1bn
    Weighted risk assets     GBP63.3bn    GBP54.8bn    GBP54.8bn    GBP51.0bn

    Key Facts                               30.06.05     31.12.04     30.06.04

    Total number of Business
    Banking customers                        182,000      179,000      179,000
    Customers registered for
    online banking/Business
    Master                                    70,300       66,900       66,800

                                    BARCLAYS PLC

     UK Business Banking profit before tax increased 20% (GBP122m) to GBP726m (2004: GBP604m), as a result of strong income growth and lower impairment losses. Both Larger Business and Medium Business performed well. The asset and sales finance business performed very strongly and future growth will be enhanced by the acquisition of a 51% stake in Iveco Finance, which completed during June 2005.

     Total income increased 12% (GBP127m) to GBP1,207m (2004: GBP1,080m). Net income increased 14% (GBP142m) to GBP1,131m (2004: GBP989m).

     Net interest income increased 28% (GBP194m) to GBP878m (2004: GBP684m). Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 12%.

     Balance sheet growth was very strong. The application of IAS 32 and IAS 39 from 1st January 2005 has resulted in the grossing up of previously netted positions (assets and liabilities subject to master netting agreements). These amounted to GBP8.7bn as at 30th June 2005. Average lending balances (excluding previously netted balances) increased 21% to GBP51.7bn (2004:
     GBP42.7bn), with particularly strong growth in the large corporate segment. UK Business Banking's market share of lending balances increased over the period. Average deposit balances (excluding previously netted balances) increased 10% to GBP44.4bn (2004: GBP40.4bn). Adjusting for the income reclassification, there has been a modest decline in both the lending and deposit margins.

     The impact of the Iveco transaction was to increase both period end total assets and weighted risk assets by GBP1.8bn.

     Net fee and  commission  income  decreased  19% (GBP75m) to GBP318m  (2004:
     GBP393m). Excluding the impact of the IAS 32 and IAS 39, net fee and commission income increased 8%, as a result of higher underlying lending fees and higher fees from the asset and sales finance business.

     Income from principal transactions was GBP8m (2004: GBP1m). The majority of the increase represented gains on the sale of venture capital investments.

     Impairment charges decreased 16% (GBP15m) to GBP76m (2004: GBP91m). The overall credit profile of the portfolio was maintained and the average credit quality of new lending was above that of the average for the overall book.

     Operating expenses increased 5% (GBP20m) to GBP406m (2004: GBP386m), reflecting volume growth and higher expenditure on front line staff. The cost:income ratio improved by 2 percentage points to 34% (2004: 36%).


                                    BARCLAYS PLC

    Barclays Capital

                                                   Half-year ended
                                          30.06.05     31.12.04     30.06.04
                                              GBPm         GBPm         GBPm
    Net interest income                        483          535          456
    Net fee and commission
    income                                     350          331          272
                                          --------     --------     --------
    Net trading income                       1,115          679          784
    Net investment income                      158          121          176
                                          --------     --------     --------
    Principal transactions                   1,273          800          960
    Other income                                11           11           10
                                          --------     --------     --------
    Total income                             2,117        1,677        1,698
    Impairment charges and
    other credit provisions                    (48)         (53)         (49)
                                          --------     --------     --------
    Net income                               2,069        1,624        1,649
    Operating expenses                      (1,366)      (1,192)      (1,061)
                                          --------     --------     --------
    Profit before tax                          703          432          588
                                          --------     --------     --------

    Cost:income ratio                           65%          71%          62%
    Cost:net income ratio                       66%          73%          64%

    Risk Tendency                            GBP75m       GBP70m       GBP80m
    Return on average
    economic capital                            40%          32%          38%

    Average net income per
    member of staff ('000)                  GBP257       GBP221       GBP260

    Economic profit                         GBP346m      GBP230m      GBP291m

                                                  As at
                             30.06.05     01.01.05     31.12.04     30.06.04

    Total assets           GBP566.7bn   GBP454.4bn   GBP346.9bn   GBP330.2bn
    Weighted risk assets   GBP90.8bn    GBP79.5bn    GBP79.9bn    GBP72.7bn


    Key Facts1                       30.06.05                  30.06.04
                               League                    League
                               table        Issuance     table        Issuance
                               position     value        position     value
    Global all debt            4th          $163.5bn     5th          $122.3bn
    European all debt          2nd          $116.0bn     3rd          $80.9bn
    All international bonds    4th          $96.0bn      6th          $75.9bn
    (all currencies)
    All international bonds    3rd        EUR44.3bn      3rd        EUR35.4bn
    (Euros)
    Sterling bonds             2nd        GBP8.3bn       2nd        GBP7.7bn
    US investment grade        4th          $5.1bn       12th         $2.1bn
    bonds

    1 League tables compiled by Barclays Capital from external sources including Dealogic and Thomson Financials.


                                    BARCLAYS PLC

     Barclays Capital continued to perform strongly delivering record first half profit before tax and net income despite difficult market conditions, particularly during the second quarter. Profit before tax increased 20% (GBP115m) to GBP703m (2004: GBP588m) reflecting very strong income growth driven by higher business volumes and client activity levels. Net income increased 25% (GBP420m) to GBP2,069m (2004: GBP1,649m).

     Total income increased 25% (GBP419m) to GBP2,117m (2004: GBP1,698m) as a result of strong growth across the Rates and Credit businesses. Income by asset category was broadly based with particularly strong income growth from credit products and commodities. Areas of investment in 2004, such as commercial mortgage backed securities, equity derivatives and commodities, performed well. Average DVaR decreased 20% to GBP30.4m (2004: GBP38.1m) primarily due to better diversification and was broadly in line with DVaR for the second half of 2004 (GBP30.7m).

     Secondary income, comprising principal transactions (net trading income and net investment income) and net interest income, is mainly generated from providing financing and client risk management solutions. This increased 24% (GBP340m) to GBP1,756m (2004: GBP1,416m).

     Trading income increased 42% (GBP331m) to GBP1,115m (2004: GBP784m) due to strong performances across the Rates and Credit businesses, in particular from commodities, foreign exchange, structured capital markets and credit derivatives. This was driven by higher volumes of client led activity across a broad range of products and geographic regions and the continued return on prior year investments. Net investment income decreased 10% (GBP18m) to GBP158m (2004: GBP176m), due to lower contributions from structured capital markets and private equity realisations. Net interest income increased 6% (GBP27m) to GBP483m (2004: GBP456m).

     Primary income, comprising net fee and commission income from advisory and origination activities, grew 29% (GBP78m) to GBP350m (2004: GBP272m). This reflected increased volumes and market share gains in a number of key markets with particularly strong performances from primary bonds and loans.

     Other income of GBP11m (2004: GBP10m) reflected income from operating leases.

     Impairment charges of GBP48m (2004: GBP49m) were broadly in line with prior year as the wholesale credit environment remained stable.

     Operating expenses increased 29% (GBP305m) to GBP1,366m (2004: GBP1,061m), reflecting the ongoing costs associated with staff hired during 2004 and the first half of 2005 and higher business volumes. Performance related costs increased due to the strong profit performance. Investment expenditure, primarily in the front office continued to be significant, but decreased, relative to 2004, reflecting the reduced pace of hiring in the first half of 2005. The cost:net income ratio increased to 66% (2004: 64%). Total staff costs to net income was in line with the prior year at 53%. Approximately half of the total operating expenses comprised performance related pay, discretionary investment spend and short-term contractor resource, consistent with the experience in the first half of 2004.

     Total headcount increased by 500 during the first half of 2005 to 8,300 (31st December 2004: 7,800). Almost 60% of the increase was in the front office, spread across product, client coverage and distribution across all geographies. The remainder was directed at the continued strengthening of the back office and control environment, mostly in lower cost jurisdictions.

                                    BARCLAYS PLC

    Barclays Global Investors

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Net interest income                            7            1            4
    Net fee and commission
    income                                       570          464          418
                                           ---------     --------     --------
    Net trading income                             2            3            -
    Net investment income                          4            3            -
                                           ---------     --------     --------
    Principal transactions                         6            6            -
    Other income                                   -           (1)           1
                                           ---------     --------     --------
    Total income                                 583          470          423
    Operating expenses                          (342)        (284)        (272)
    Share of results of
    associates and joint
    ventures                                       1           (1)          (1)
    Profit on disposal of
    associates and joint
    ventures                                       -            -            1
                                           ---------     --------     --------
    Profit before tax                            242          185          151
                                           ---------     --------     --------

    Cost:income ratio                             59%          60%          64%
    Average income per
    member of staff ('000)                    GBP299       GBP247       GBP217

    Return on average
    economic capital                             247%         185%         147%

    Economic profit                           GBP129m      GBP108m       GBP87m

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04

    Total assets              GBP68.6bn    GBP61.2bn     GBP0.8bn     GBP0.7bn
    Weighted risk assets       GBP1.5bn     GBP1.2bn     GBP1.2bn     GBP1.0bn

    Key Facts                               30.06.05     31.12.04     30.06.04

    Number of institutional
    clients                                    2,700        2,600        2,600
    Assets under management:
    -indexed                                GBP517bn     GBP478bn     GBP429bn
    -active                                 GBP169bn     GBP147bn     GBP134bn
    -managed cash and other                  GBP95bn      GBP84bn      GBP71bn
    Total assets under                      GBP781bn     GBP709bn     GBP634bn
    management
    Total assets under                      $1,401bn     $1,362bn     $1,151bn
    management (US$)
    Number of iShares
    products                                     135          132          123
    Total iShares assets under               GBP84bn      GBP68bn      GBP52bn
    management1

    1 Included in indexed assets



                                    BARCLAYS PLC

     Barclays Global Investors (BGI) delivered another excellent performance. Profit before tax increased 60% (GBP91m) to GBP242m (2004: GBP151m) reflecting substantial income growth coupled with tight cost control and focused investment spend.

     Net fee and  commission  income  increased 36% (GBP152m) to GBP570m  (2004:
     GBP418m). This was driven by a sharp rise in management and incentive fees across all areas, particularly in the active and iShares businesses. Higher margin assets under management and strong investment performance contributed to the significant income growth along with higher market levels. In addition, securities lending income growth was strong, reflecting increased volumes in this area.

     Very strong income and profit performance continued across a diverse range of products, distribution channels and geographies. The trend of net new revenue generation from an increasingly higher margin product mix continued. Active product investment performance remained very good and most funds outperformed their benchmarks. The growth in global iShares continued at pace with assets under management up 24% (GBP16bn) to GBP84bn from 2004 year-end and up 62% (GBP32bn) from June 2004.

     Operating expenses increased 26% (GBP70m) to GBP342m (2004: GBP272m) primarily as a result of higher performance based expenses and investment in growth initiatives including Fixed Income and Alternative Assets. The cost:income ratio of 59% showed continued improvement over the prior year (2004: 64%).

     Total  headcount  rose by 200 in the period to 2,100 (31st  December  2004:
     1,900) driven by the targeted ongoing investment for future growth of the business. Headcount increased in all regions, across both product groups and the support functions.

     Total assets under management increased 10% (GBP72bn) to GBP781bn (31st December 2004: GBP709bn). The growth included GBP33bn of net new assets, GBP32bn attributable to favourable exchange rate movements and GBP7bn as a result of market movements. The increase in the US$ assets under management from US$1,362bn (31st December 2004) to US$1,401bn includes US$61bn of net new assets and US$11bn of market movements, partially offset by adverse exchange rate movements of US$33bn. BGI manages assets denominated in numerous currencies with the majority being in US dollars.


                                    BARCLAYS PLC

    Wealth Management

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Net interest income                          165          155          148
    Net fee and commission
    income                                       283          268          261
                                            --------     --------     --------
    Net trading income                             -            -            -
    Net investment income                          5            -            -
                                            --------     --------     --------
    Principal transactions                         5            -            -
    Other income                                  (1)           4            3
                                            --------     --------     --------
    Total income                                 452          427          412
    Impairment charges and
    other credit provisions                       (1)           1            -
                                            --------     --------     --------
    Net income                                   451          428          412
    Operating expenses                          (362)        (382)        (348)
                                            --------     --------     --------
    Profit before tax                             89           46           64
                                            --------     --------     --------

    Cost:income ratio                             80%          89%          84%
    Cost:net income ratio                         80%          89%          84%

    Risk Tendency                               GBP5m        GBP5m        GBP5m
    Return on average
    economic capital                              37%          23%          43%

    Average net income per
    member of staff ('000)                     GBP63        GBP60        GBP59

    Economic profit                            GBP49m       GBP23m       GBP47m

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04

    Loans and advances to      GBP4.5bn     GBP4.2bn     GBP4.1bn     GBP3.6bn
    customers
    Customer accounts         GBP22.6bn    GBP21.4bn    GBP21.3bn    GBP20.4bn
    Total assets               GBP5.2bn     GBP5.1bn     GBP5.0bn     GBP4.4bn
    Weighted risk assets       GBP4.6bn     GBP4.2bn     GBP4.0bn     GBP3.6bn

    Key Facts                               30.06.05     31.12.04     30.06.04

    Total customer funds                   GBP74.2bn    GBP70.8bn    GBP69.0bn



                                    BARCLAYS PLC

     Wealth Management profit before tax increased 39% (GBP25m) to GBP89m (2004:
     GBP64m), reflecting broad based income growth and tight control of costs.

     Total income increased 10% (GBP40m) to GBP452m (2004: GBP412m).

     Net interest income increased 11% (GBP17m) to GBP165m (2004: GBP148m) reflecting good balance sheet growth. Total average customer deposits increased 9% to GBP22.2bn (2004: GBP20.4bn) driven by strong growth from offshore and private banking clients. Total average loans increased 27% to GBP4.2bn (2004: GBP3.3bn), largely as a result of an increase in lending to corporate clients in the offshore business. The deposit margin remained stable whilst the lending margin declined modestly.

     Net fee and  commission  income  increased  8% (GBP22m)  to GBP283m  (2004:
     GBP261m). The increase was driven principally by sales of investment products to private banking and financial planning clients together with the growth in equity markets.

     Operating expenses increased 4% (GBP14m) to GBP362m (2004: GBP348m). Growth was driven by investment in new customer propositions, Gerrard integration costs and the continued investment in customer service and geographic expansion. Core operating costs remained in line with 2004 levels. The cost:income ratio improved to 80% (2004: 84%).

     The integration of the Gerrard business continued to progress well with profits ahead of 2004 and expectations.

     Total  customer  funds,  comprising  customer  deposits  and  assets  under management, increased to GBP74.2bn (31st December 2004: GBP70.8bn). Multi-Manager assets increased to GBP4.1bn (31st December 2004: GBP1.6bn), including existing customer assets.


                                    BARCLAYS PLC

    Wealth Management - closed life assurance activities

                                                    Half-year ended
                                           30.06.05     31.12.04     30.06.04
                                               GBPm         GBPm         GBPm
    Net interest income                         (15)         (33)         (20)
    Net fee and commission
    income                                       18            -            -
                                           --------     --------     --------
    Net trading income                            -            -            -
    Net investment income                       115          517           79
                                           --------     --------     --------
    Principal transactions                      115          517           79
    Net premiums from
    insurance contracts                         100          195          167
    Other income                                  1            1            3
                                           --------     --------     --------
    Total income                                219          680          229
    Net claims and benefits
    on insurance contracts                     (167)        (639)        (179)
                                           --------     --------     --------
    Total income, net of
    insurance claims                             52           41           50
    Endowment redress costs                     (40)         (64)         (33)
    Other operating expenses                    (14)         (28)         (18)
                                           --------     --------     --------
    Loss before tax                              (2)         (51)          (1)
                                           --------     --------     --------

    Cost:income ratio                           104%         224%         102%

    Return on average
    economic capital                            (15)%       (117)%         11%

    Economic (loss)/profit                    GBP(8)m     GBP(79)m       GBP2m

                                                   As at
                              30.06.05     01.01.05     31.12.04     30.06.04
    Total assets              GBP6.7bn     GBP6.6bn     GBP6.4bn     GBP6.1bn



                                    BARCLAYS PLC

     From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing investment contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. Therefore the line by line results for 2005 are not directly comparable to those reported for 2004.

     Wealth Management - closed life assurance activities loss before tax was stable at GBP2m (2004: loss of GBP1m). Profit before tax excluding endowment redress costs was GBP38m (2004: GBP32m).

     Total income decreased GBP10m to GBP219m (2004: GBP229m). The decrease was offset by a broadly similar reduction in net claims and benefits of GBP12m.

     Costs relating to redress for customers in respect of sales of endowment policies increased 21% (GBP7m) to GBP40m (2004: GBP33m). Other operating expenses decreased by 22% to GBP14m (2004: GBP18m).


                                    BARCLAYS PLC

    Barclaycard

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Net interest income                          863          790          810
    Net fee and commission
    income                                       454          416          374
    Net premiums from
    insurance contracts                           10           11           11
                                            --------     --------     --------
    Total income                               1,327        1,217        1,195
    Net claims and benefits
    on insurance contracts                        (2)          (3)          (2)
                                            --------     --------     --------
    Total income, net of
    insurance claims                           1,325        1,214        1,193
    Impairment charges and
    other credit provisions                     (508)        (404)        (357)
                                            --------     --------     --------
    Net income                                   817          810          836
    Operating expenses                          (439)        (428)        (379)
    Share of results of
    associates and joint
    ventures                                       1            2            2
                                            --------     --------     --------
    Profit before tax                            379          384          459
                                            --------     --------     --------

    Cost:income ratio                             33%          35%          32%
    Cost:net income ratio                         54%          53%          45%

    Risk Tendency                             GBP980m      GBP860m      GBP810m
    Return on average
    economic capital                              20%          20%          25%

    Economic profit                           GBP115m      GBP148m      GBP202m

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04

    Loans and advances to      GBP23.1bn   GBP22.2bn    GBP22.3bn    GBP20.1bn
    customers
    Total assets               GBP23.8bn   GBP22.9bn    GBP23.1bn    GBP20.7bn
    Weighted risk assets       GBP21.7bn   GBP21.6bn    GBP20.2bn    GBP18.4bn

                                                     Half-year ended
    Key Facts                               30.06.05     31.12.04     30.06.04

    Number of Barclaycard UK
    customers                                  11.2m        11.2m        10.8m
    Number of retailer
    relationships                             92,000       90,000       89,000
    UK credit cards-average                GBP10.2bn    GBP9.9bn     GBP9.3bn
    outstanding balances
    UK credit cards-average extended        GBP8.8bn     GBP8.5bn     GBP7.9bn
    credit balances
    UK loans-average consumer               GBP9.9bn     GBP9.6bn     GBP9.2bn
    lending balances
    International-average                   GBP1.7bn     GBP1.0bn     GBP0.8bn
    extended credit balances
    International-cards in
    issue                                      3.7m         2.9m         1.8m



                                    BARCLAYS PLC

     Barclaycard  profit  before tax  decreased  17% (GBP80m) to GBP379m  (2004:
     GBP459m) as good income growth was more than offset by higher impairment charges together with increased costs arising from continued investment in the business. Excluding Juniper, profit before tax fell 15% to GBP391m.

     Total income, net of insurance claims, increased 11% (GBP132m) to GBP1,325m (2004: GBP1,193m) driven by good performances across the diversified UK cards and loans businesses, strong momentum in the international cards business and continued growth in Barclaycard Business. Excluding Juniper, income increased by 7% (GBP84m).

     Net income fell 2% (GBP19m) to GBP817m (2004: GBP836m) as a result of the rise in impairment charges.

     Net interest income increased 7% (GBP53m) to GBP863m (2004: GBP810m) reflecting growth in balances. UK average extended credit balances rose 11% to GBP8.8bn (2004: GBP7.9bn) and international average extended credit balances more than doubled to GBP1.7bn (2004: GBP0.8bn). Excluding Juniper, international average extended credit balances increased 28%. UK average consumer loan balances increased 8% to GBP9.9bn (2004: GBP9.2bn). Margins in the cards business declined from the levels in the first half of 2004, falling to 7.56% (2004: 7.83%), but increased from those in the second half of 2004 (6.88%), due to the flow through of the UK rate rises and a reduced impact from promotional offers. Margins in consumer lending fell from 2004 levels to 5.15% (2004: 6.31%), due to competitive pressure, change in the product mix and the impact of IAS 39 moving fee and commission expenses to net interest income. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 5%.

     Net fee and  commission  income  increased  21% (GBP80m) to GBP454m  (2004:
     GBP374m) reflecting the inclusion of Juniper for the full period and increased contributions from FirstPlus and Barclaycard Business. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 16%.

     Impairment charges increased to GBP508m, an increase of 26% relative to the second half of 2004 and 42% relative to the first half of 2004. The increase was driven largely by an increase in the size of the book and a rise in delinquent balances and severity rates. The increases arose primarily in the UK cards business and reflected the UK industry wide credit experience in the first part of 2005. In UK consumer loans and internationally (excluding Juniper), the rate of increase in impairment charges was lower. Non-performing card and loan balances increased significantly, driven by the growth in delinquent balances.

     Operating expenses rose 16% (GBP60m) to GBP439m (2004: GBP379m) as a result of the inclusion of Juniper. Excluding Juniper, operating expenses rose 3%, mainly reflecting investment in international growth and the development of multi-brand businesses with partners in the UK. Costs in the UK cards and loans business were flat.

     In the UK, the FirstPlus business and Barclaycard Business performed well. The SkyCard program was launched in April and customer recruitment was ahead of expectations at the end of the period.

     Barclaycard International continued to make good progress with its growth strategy. The businesses in Germany and Spain performed particularly strongly. In June Barclaycard formed a new joint venture with Swedbank to develop a card business in the Nordic region. Barclaycard International profit before tax was GBP1m (2004: GBP1m). Excluding Juniper, profit before tax increased to GBP13m and total income rose 28%. Juniper performance and integration proceeded in line with expectations, with strong growth in balances and customer account numbers and a steady stream of new partnerships being established.



                                    BARCLAYS PLC

    International Retail and Commercial Banking

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Net interest income                          288          277          257
    Net fee and commission
    income                                       171          145          143
                                            --------     --------     --------
    Net trading income                             6            -            -
    Net investment income                         67           71           64
                                            --------     --------     --------
    Principal transactions                        73           71           64
    Net premiums from
    insurance contracts                           60          155          145
    Other income                                  14           12           13
                                            --------     --------     --------
    Total income                                 606          660          622
    Net claims and benefits
    on insurance contracts                       (85)        (208)        (182)
                                            --------     --------     --------
    Total income, net of
    insurance claims                             521          452          440
    Impairment charges and
    other credit provisions                       (8)         (12)         (19)
                                            --------     --------     --------
    Net income                                   513          440          421
    Operating expenses                          (345)        (330)        (287)
    Share of results of
    associates and joint
    ventures                                      20           38           11
                                            --------     --------     --------
    Profit before tax                            188          148          145
                                            --------     --------     --------

    Cost:income ratio                             66%          73%          65%
    Cost:net income ratio                         67%          75%          68%

    Risk Tendency                              GBP75m       GBP65m       GBP75m
    Return on average
    economic capital                              24%          22%          18%

    Economic profit                            GBP70m       GBP54m       GBP57m

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04

    Loans and advances to
    customers                 GBP21.7bn    GBP20.8bn    GBP20.7bn    GBP17.6bn
    Customer accounts          GBP9.6bn     GBP9.5bn     GBP10.1bn    GBP9.7bn
    Total assets              GBP29.5bn    GBP28.7bn    GBP28.4bn    GBP25.1bn
    Weighted risk assets      GBP19.4bn    GBP18.7bn    GBP19.3bn    GBP17.3bn

                                                     Half-year ended
    Key Facts                               30.06.05     31.12.04     30.06.04

    Number of international
    branches                                     799          830          837
    Number of Barclays Africa
    and the Middle East
    customer accounts                           1.3m         1.4m         1.5m
    Number of Barclays Spain
    customers                                   0.5m         0.5m         0.5m
    Number of Openplan
    customers in Spain                        52,000       47,000       44,000
    European mortgages -                   EUR19.9bn    EUR18.1bn    EUR16.0bn
    average balances (Euros)
    European assets under
    management (Euros)                     EUR19.5bn    EUR17.1bn    EUR17.2bn




                                    BARCLAYS PLC

     International Retail and Commercial Banking performed very strongly with profit before tax increasing 30% (GBP43m) to GBP188m (2004: GBP145m). There was progress in all geographies, with very good growth in Spain, where profit before integration costs rose 30%, driven by the successful realisation of synergies from the integration of Banco Zaragozano.

     From 1st January 2005, following the application of IAS 39 and IFRS 4, life assurance products are divided into investment contracts and insurance contracts. Investment income from assets backing insurance contracts, and the corresponding movement in investment contract liabilities, has been presented on a net basis in other income. Therefore the line by line results for 2005 are not directly comparable to those reported for 2004.

     Total income, net of insurance claims, increased 18% (GBP81m) to GBP521m (2004: GBP440m). Net income increased 22% (GBP92m) to GBP513m (2004:
     GBP421m).

     Net interest income increased 12% (GBP31m) to GBP288m (2004: GBP257m) as a result of good balance growth in Spain, Italy, Africa and the Middle East. Total average customer loans increased 28% to GBP20.8bn (2004: GBP16.3bn), reflecting growth across the portfolio. Mortgage balance growth in Europe was strong with average Euro balances up 24% including the benefit of recent mortgage campaigns in France. Average lending balances in Africa and the Middle East increased 38%. Competitive pressures in key European markets and a change in the overall product mix, with a higher weighting to mortgages, have contributed to slightly lower lending margins. Average customer deposits increased 10% to GBP9.1bn (2004: GBP8.3bn), mainly in Africa and the Middle East. Excluding the impact of the application of IAS 32 and IAS 39 from 1st January 2005, net interest income increased by 5%.

     Net fee and  commission  income  increased  20% (GBP28m) to GBP171m  (2004:
     GBP143m). This reflected a strong performance in Spain from increased fund management related fees, together with good growth in France. Spain's assets under management increased by 18%. Sales of mortgage related insurance products in Italy have also contributed. Fee income showed solid growth in Africa and the Middle East. Excluding the impact of IAS 32 and IAS 39, net fee and commission income increased 25%.

     Principal transactions increased 14% (GBP9m) to GBP73m (2004: GBP64m). This reflected gains from investment realisations, including the sale of a preference share holding in FirstCaribbean, partly offset by the change in accounting for insurance businesses.

     Impairment charges decreased 58% (GBP11m) to GBP8m (2004: GBP19m) with the reduction mainly in Africa and the Middle East.

     Operating expenses increased 20% (GBP58m) to GBP345m (2004: GBP287m). The majority of the increase was attributable to integration costs in Spain and the continued expansion of the business in Africa and the Middle East. The cost: income ratio was 66% (2004: 65%).

     Barclays Spain performed very strongly with profit before tax, pre integration costs, up 30% to GBP82m (2004: GBP63m). This was driven by benefits from the accelerated integration of Banco Zaragozano, together with growth in mortgages and assets under management. The integration of Banco Zaragozano is well ahead of plan.


                                    BARCLAYS PLC

     In Spain, Openplan continued to grow strongly reflecting the successful targeting of new customer segments. Total customer numbers increased in the period to 52,000 (31st December 2004: 47,000). The recent re-launch of Openplan in Portugal has contributed to a strong performance, supported by further expansion in the branch network, and customer numbers reached 10,600 by 30th June (31st December 2004: 8,900).

     Africa and the Middle East profit before tax increased 12% to GBP65m (2004:
     GBP58m) reflecting balance sheet growth across the businesses, particularly in Egypt, UAE and South Africa.

     The  post-tax  profit  from  associates  increased  GBP9m to GBP20m  (2004:
     GBP11m) reflecting an increased contribution from FirstCaribbean.

                                    BARCLAYS PLC

    Head office functions and other operations

                                                    Half-year ended
                                           30.06.05     31.12.04     30.06.04
                                               GBPm         GBPm         GBPm
    Net interest expense                        (10)          (5)         (19)
    Net fee and commission expense             (174)         (66)        (115)
                                           --------     --------     --------
    Net trading income                           55            2           19
    Net investment income                         5           (2)          (7)
                                           --------     --------     --------
    Principal transactions                       60            -           12
    Net premiums from insurance contracts        60           45           64
    Other income                                  9           17           20
                                           --------     --------     --------
    Total income                                (55)          (9)         (38)
    Impairment charges and other credit
    provisions                                    7           10          (11)
                                           --------     --------     --------
    Net (loss)/income                           (48)           1          (49)
    Other operating expenses                   (136)        (132)         (57)
    Share of results of associates and
    joint ventures                                -            1            1
                                           --------     --------     --------
    Loss before tax                            (184)        (130)        (105)
                                           --------     --------     --------

     Loss  before  tax  increased  GBP79m  to  GBP184m  (2004:   loss  GBP105m),
     reflecting   increased   costs  and  the  impact  of  the   elimination  of
     inter-segment transactions.

     Group segmental reporting is prepared in accordance with Group accounting policies as if each business segment were a stand alone company. This means that inter-segment transactions are recorded in each segment as if undertaken on an arms length basis. Consolidation adjustments necessary to fully eliminate the inter-segment transactions, including adjustments to eliminate timing differences on the recognition of inter-segment cost and income, are included in Head office functions and other operations.

     The consolidation adjustments amount to a loss to Head office functions and other operations of GBP132m. The most significant adjustments include: internal fees for structured capital market activities arranged by Barclays Capital of GBP63m (2004: GBP45m); the timing of the recognition of insurance commissions between UK Retail Banking and Barclaycard included as a net fee and commission expense of GBP49m (2004: GBPnil) and net fees paid to Barclays Capital for capital raising and currency management of GBP32m (2004: GBPnil).

     Net trading income of GBP55m (2004: GBP19m) arose as a result of hedging-related transactions in Treasury. The hedge ineffectiveness from 1st January 2005, together with other related Treasury adjustments, amounted to a gain of GBP12m (2004: GBPnil) and was reported in net interest income. Other income comprises mainly property rental income.

     Impairment gains reflect recoveries made on loans previously written off in the transition businesses.

     Operating expenses rose GBP79m to GBP136m (2004: GBP57m). Of this increase, GBP47m reflected non-recurring costs relating to the head office relocation to Canary Wharf.



                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Results by nature of income and expense

    Net interest income

                                         Half-year ended
                     30.06.05                31.12.04                30.06.04
                         GBPm                    GBPm                    GBPm
    Interest income     7,648                   7,315                   6,565
    Interest expense   (3,948)                 (3,815)                 (3,232)
                     --------                --------                --------
                        3,700                   3,500                   3,333
                     --------                --------                --------

     Group net interest  income  increased  11%  (GBP367m)  to GBP3,700m  (2004:
     GBP3,333m), reflecting growth in average balances across all businesses. Growth in net interest income was most notable in UK Banking, partly due to the growth in average lending balances and deposit balances and the reclassification of certain lending related fees from net fee and commission income to net income with the application of IAS 32 and IAS 39 from 1st January 2005. Net interest income also improved in Barclaycard and International Retail and Commercial Banking, as a result of strong growth in balances.

     The increase in net interest income also reflects the application of IAS 32 and IAS 39 with effect from 1st January 2005, under which Reserve Capital Instruments and other capital instruments were classified from debt under UK GAAP to minority interests under IFRS. The associated funding cost has moved from interest expense to profit attributable to minority interests.

     A component of the benefit of free funds included in Group net interest income is the structural hedge which functions to reduce the impact of the volatility of short-term interest rate movements. The contribution of the structural hedge has decreased to GBP58m (2004: GBP206m), largely due to the impact of higher short-term interest rates.


                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Divisional margins

    Margin

                                                   Half-year ended
                                         30.06.05      31.12.04      30.06.04
                                                %             %             %
    UK Retail Banking assets                 0.77          0.74          0.72
    UK Retail Banking liabilities            2.01          2.13          2.16
    UK Business Banking assets               1.88          1.53          1.56
    UK Business Banking liabilities          1.44          1.53          1.48
    Wealth Management assets                 0.98          0.92          1.03
    Wealth Management liabilities            1.06          1.09          1.06
    Barclaycard assets                       6.48          6.58          7.12
    Barclaycard assets - cards               7.56          6.88          7.83
    Barclaycard assets - loans               5.15          6.23          6.31
    International Retail and Commercial
    Banking assets                           1.42          1.48          1.69
    International Retail and Commercial
    Banking liabilities                      1.54          1.56          1.42

    Average balance

                                                   Half-year ended
                                         30.06.05      31.12.04      30.06.04
                                             GBPm          GBPm          GBPm
    UK Retail Banking assets               65,348        64,746        64,040
    UK Retail Banking liabilities          70,972        69,491        67,529
    UK Business Banking assets             51,726        46,493        42,663
    UK Business Banking liabilities        44,400        42,629        40,373
    Wealth Management assets                4,229         3,829         3,329
    Wealth Management liabilities          22,603        21,466        20,816
    Barclaycard assets                     23,759        22,246        20,965
                                         --------      --------      --------
    Barclaycard assets - cards             13,126        12,012        11,105
    Barclaycard assets - loans             10,633        10,234         9,860
                                         --------      --------      --------
    International Retail and Commercial
    Banking assets                         22,327        20,547        17,693
    International Retail and Commercial
    Banking liabilities                     9,633         9,175         8,846

    Divisional interest income

                                                   Half-year ended
                                         30.06.05      31.12.04      30.06.04
                                             GBPm          GBPm          GBPm
    UK Retail Banking assets                  250           242           229
    UK Retail Banking liabilities             707           743           723
    UK Business Banking assets                482           359           330
    UK Business Banking liabilities           317           329           296
    Wealth Management assets                   21            18            17
    Wealth Management liabilities             120           117           110
    Barclaycard assets                        770           732           746
                                         --------      --------      --------
    Barclaycard assets - cards                496           413           435
    Barclaycard assets - loans                274           319           311
                                         --------      --------      --------
    International Retail and Commercial
    Banking assets                            159           152           150
    International Retail and Commercial
    Banking liabilities                        74            72            63
                                         --------      --------      --------
                                            2,900         2,764         2,664
                                         --------      --------      --------


                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Reconciliation of divisional interest income to Group net interest income1

                                               Half-year-ended
                                 30.06.05          31.12.04          30.06.04
                                     GBPm              GBPm              GBPm
    Divisional interest income      2,900             2,764             2,664
    Other:
    - Barclays Capital                483               535               456
    - Barclays Global Investors         7                 1                 4
    - Other                           310               200               209
                                 --------          --------          --------
    Group net interest income       3,700             3,500             3,333
                                 --------          --------          --------

     UK Retail  Banking  assets margin  increased 5 basis points to 0.77% (2004:
     0.72%). The application of IAS 32 and IAS 39 increased the assets margin for 2005 by 1 basis point. Excluding the impact of IAS 32 and IAS 39 the higher assets margin reflected stable mortgage margins and improved contributions from Personal Customer overdrafts and Small Business loans.

     UK Business Banking assets margin increased 32 basis points to 1.88% (2004:
     1.56%). The application of IAS 32 and IAS 39 had a significant effect on the UK Business Banking assets margin for 2005, increasing it by 34 basis points. UK Business Banking liabilities margin also experienced some modest downward pressure, decreasing 4 basis points to 1.44% (2004: 1.48%).

     Wealth  Management  assets margin  decreased 5 basis points to 0.98% (2004:
     1.03%) due to some modest pressure in the business. The application of IAS 32 and IAS 39 did not impact the assets margin. Relative to the second half of 2004, asset margins improved by 6 basis points. Wealth Management liabilities margin was stable at 1.06% (2004: 1.06%).

     Barclaycard cards margin decreased 27 basis points to 7.56% (2004: 7.83%). The application of IAS 32 and IAS 39 increased the cards margin in the first half of 2005 by 12 basis points. Margins in the cards business declined from the level of the first half of 2004 but increased on those of the second half of 2004 (6.88%). Barclaycard loans margin decreased 116 basis points to 5.15% (2004: 6.31%). The application of IAS 32 and IAS 39 reduced the loans margin in the first half of 2005 by 47 basis points. Margins in the loans business reduced due to competitive pressure and change in the product mix.

     International Retail and Commercial Banking assets margin decreased 27 basis points to 1.42% (2004: 1.69%). The application of IAS 32 and IAS 39 increased the assets margin for 2005 by 8 basis points. Excluding the impact of IAS 32 and IAS 39 the assets margin reflected margin erosion from strong growth in continental European mortgage balances and competitive pressures. International Retail and Commercial Banking liabilities margin rose 12 basis points to 1.54% (2004: 1.42%).

     1 Divisional interest income is the difference between the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate or local equivalents for international businesses. The margin is expressed as annualised divisional interest over average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate or local equivalent for international businesses.

     Average balances are calculated on daily averages for most UK banking operations and monthly averages elsewhere.

     2005 figures are not strictly comparable to those in 2004 with the application of IAS 32 and IAS 39 from 1st January 2005 affecting the asset margin.

     Within the reconciliation of Group net interest income, there is an amount captured as Other. This relates to: benefit of capital, including the restatement of Reserve Capital Instruments and other capital instruments; Head office functions and other operations; net funding on non customer assets and liabilities; and Wealth Management - closed life assurance activities.


                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Net fee and commission income

                                               Half-year ended
                                30.06.05           31.12.04           30.06.04
                                    GBPm               GBPm               GBPm
    Fee and commission income      2,872              2,861              2,648
    Fee and commission expense      (332)              (329)              (333)
                                --------           --------           --------
                                   2,540              2,532              2,315
                                --------           --------           --------

     Net fee and commission  income  increased 10% (GBP225m) to GBP2,540m (2004:
     GBP2,315m), reflecting increases across the business. The application of IAS 32 and 39 caused the reclassification of GBP109m from net fee and commission income to net interest income in the first half of 2005. Excluding IAS 32 and 39 growth was 14% reflecting increases across all businesses.

     Fee and commission  income receivable rose 8% (GBP224m) to GBP2,872m (2004:
     GBP2,648m). The increase was driven by Barclays Global Investors, reflecting strong investment performance and higher market levels and Barclays Capital, due to increased business volumes and improved market share; and Barclaycard fee and commission income increased as a result of including Juniper for the full period, and higher contributions from FirstPlus and Barclaycard Business.

     Total foreign exchange income was GBP298m (half-year ended 31st December 2004: GBP260m; half-year ended 30th June 2004: GBP260m) and consisted of revenues earned from both retail and wholesale activities. The foreign exchange income earned on customer transactions by UK Retail Banking, UK Business Banking, International Retail and Commercial Banking, Barclaycard, Barclays Global Investors and Wealth Management, both externally and with Barclays Capital, is reported in those business units, within fee and commission income. The foreign exchange income earned in Barclays Capital is reported within trading income.


                                    BARCLAYS PLC

                                  FINANCIAL REVIEW
    Principal transactions

                                                    Half-year ended
                                           30.06.05     31.12.04     30.06.04
                                               GBPm         GBPm         GBPm
    Net trading income
    Rates related business                      859          443          698
    Credit related business                     317          241          105
                                           --------     --------     --------
                                              1,176          684          803
                                           --------     --------     --------

    Net investment income
    Cumulative gain from disposal of
    available for
    sale assets/investment
    securities                                   87          129           70
    Dividend income                              13           11            6
    Net income from financial instruments
    designated at fair value                    175            -            -
    Income from assets backing insurance
    policies                                      -          581          136
    Other investment income                      98           (7)         101
                                           --------     --------     --------
                                                373          714          313
                                           --------     --------     --------

    Most of the Group's trading income is generated in Barclays Capital.

     Trading income increased 46% (GBP373m) to GBP1,176m (2004: GBP803m) due to strong performances across the Rates and Credit businesses, in particular from commodities, foreign exchange, structured capital markets and credit derivatives. This was driven by higher volumes of client led activity across a broad range of products and geographic regions and the return on prior year headcount investment.

     Net investment income rose by 19% (GBP60m) to GBP373m (2004: GBP313m) reflecting gains on the disposals of short term investments and fair value movements.

     Following the application of IAS 39 at 1st January 2005, certain assets and liabilities have been designated at fair value. Fair value movements on these items of GBP175m are taken to net investment income. Fair value movements on insurance assets included within this category contributed GBP149m.

     From 1st January 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. This has resulted in investment income and the corresponding movement in investment contract liabilities being presented on a net basis within other income. In 2004, all contracts were accounted for as insurance contracts and the gross income relating to these contracts was reported as income from assets backing insurance policies.


                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Net premiums from insurance contracts

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm

    Gross premiums from insurance contracts      385          519          550
    Premiums ceded to reinsurers                 (14)         (13)         (14)
                                            --------     --------     --------
    Net premiums from insurance contracts        371          506          536
                                            --------     --------     --------

     The change in accounting for investment contracts results in a substantial decline in reported net premiums from insurance contracts in the Wealth Management - closed life assurance activities and International Retail and Commercial Banking businesses. There is a corresponding decline in net claims and benefits on insurance contracts.

    Other income

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Increase in fair value of assets held
    in respect of linked liabilities to
    customers under investment contracts       6,885
    Increase in liabilities held in respect
    of linked liabilities to customers
    under investment contracts                (6,885)
    Property rentals                              25           28           18
    Other income                                  24           47           38
                                            --------     --------     --------
                                                  49           75           56
                                            --------     --------     --------

     In accordance with IAS 39, from 1st January 2005, asset management products offered to institutional pension funds by Barclays Global Investors are recognised as investment contracts. This results in a substantial increase in the fair value of assets held in respect of linked liabilities to customers under investment contracts and the related liabilities compared to the increase which has followed the change in accounting for investment contracts in the Wealth Management - closed life assurance activities and International Retail and Commercial Banking businesses.



                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Net claims and benefits paid on insurance contracts

                                                  Half-year ended
                                      30.06.05        31.12.04        30.06.04
                                          GBPm            GBPm            GBPm
    Gross claims and benefits paid on
    insurance contracts                    296             880             395
    Reinsurers' share of claims paid        (9)            (10)             (6)
                                      --------        --------        --------
    Net claims and benefits paid on
    insurance contracts                    287             870             389
                                      --------        --------        --------

     The change in accounting for investment contracts results in a substantial decline in reported net claims and benefits paid on insurance contracts in Wealth Management - closed life assurance activities and International Retail and Commercial Banking. There is a corresponding decline in net premiums from insurance contracts.

                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Impairment charges and other credit provisions

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
    Impairment charges                          GBPm         GBPm         GBPm
    The charges for the period in respect
    of impairment for loans and advances
    comprise:
    - New and increased                          945          927          828
    - Releases                                  (134)        (267)        (129)
    - Recoveries                                 (98)        (140)        (115)
                                            --------     --------     --------
    Total impairment charges                     713          520          584

    Other credit provisions
    Charges for the period in respect of
    provision for undrawn contractually
    committed facilities and guarantees
    provided                                      (7)         (16)           5
                                            --------     --------     --------
    Total impairment charges and
    other credit provisions                      706          504          589
                                            --------     --------     --------

     Period-on-period comparison is affected by the adoption of IAS 39 on 1st January 2005, which has changed the absolute value and calculation basis of the impairment charges and Potential Credit Risk Loans (PCRLs).

     The high level of household indebtedness in the UK and lower discretionary incomes have led to strains on household budgets and resulted in a deterioration in consumer credit risk. Wholesale and corporate credit conditions remained satisfactory though loan markets were very competitive.

     Overall, an increase in retail impairment charges was partly offset by lower wholesale impairment charges, resulting in impairment charges for the half-year of GBP706m (2004: GBP589m). As a percentage of period-end total non-trading loans and advances, impairment charges on an annualised basis were 0.51% (2004: 0.53%).

     Retail impairment charges increased to GBP582m (2004: GBP417m), accounting for over 80% of the Group's impairment charges and amounting to 1.06% (2004: 0.83%) of the period-end total non-trading loans and advances. The increase was predominantly in the UK cards portfolio. The mortgage impairment charge was low. There was some deterioration in mortgage arrears though they remain low and below the level of mid-2003.

     In the wholesale and corporate businesses, impairment charges declined to GBP131m (2004: GBP161m). The decrease occurred largely in UK Business Banking which included a number of recoveries. Wholesale and corporate impairment charges were 0.16% (2004: 0.26%) of period-end total non-trading loans and advances.

     In the second half of 2004, the credit loss was reduced by a number of one-off items, including an exceptional recovery of GBP57m in UK Business Banking and a release of mortgage provisions of GBP40m. The absence of such items means that the increase in the impairment charge in the first half of 2005 relative to the second half of 2004 appears greater than the increase in the underlying trends.


                                    BARCLAYS PLC

                                  FINANCIAL REVIEW
    Operating expenses

                                                   Half-year ended
                                         30.06.05      31.12.04      30.06.04
                                             GBPm          GBPm          GBPm
    Staff costs (refer to page 45)          2,854         2,720         2,507
    Administrative expenses                 1,382         1,553         1,213
    Depreciation                              152           156           141
    Amortisation of intangible assets          17            13             9
    Impairment loss - intangible assets         -             5             4
    Operating lease rentals                   137           115           100
                                         --------      --------      --------
                                            4,542         4,562         3,974
                                         --------      --------      --------

     Operating expenses increased 14% (GBP568m) to GBP4,542m (2004: GBP3,974m).

     Administrative   expenses  increased  14%  (GBP169m)  to  GBP1,382m  (2004:
     GBP1,213m) principally as a result of higher business activity in Barclays Capital and Barclays Global Investors and the inclusion of Juniper in Barclaycard. There was a strong focus on cost control, particularly in UK Retail Banking.

     Amortisation of intangible assets increased GBP8m to GBP17m (2004: GBP9m), primarily due to the acquisition of Juniper in December 2004.

     Operating lease rentals increased by GBP37m to GBP137m (2004: GBP100m) as a consequence of the double occupancy costs associated with the head office relocation to Canary Wharf.

     The Group cost:income ratio remained steady at 57%. This reflected improved productivity in UK Banking, Barclays Global Investors and Wealth Management, offset by increases in Barclays Capital, Barclaycard and International Retail and Commercial Banking, reflecting increased investment.

     The Group cost:net income ratio was 63% (2004: 62%).



                                    BARCLAYS PLC

                                  FINANCIAL REVIEW
    Staff costs

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Salaries and accrued incentive payments    2,256        2,124        1,974
    Social security costs                        197          172          167
    Pension costs
    - defined contribution plans                  40           39           53
    - defined benefit plans                      156          126          109
    Other post retirement benefits                13           16           13
    Other                                        192          243          191
                                            --------     --------     --------
                                               2,854        2,720        2,507
                                            --------     --------     --------

     Included in salaries and accrued incentive payments is GBP130m (half-year ended 31st December 2004: GBP115m; half-year ended 30th June 2004: GBP89m) arising from equity settled share based payments.

     Staff costs increased by 14% (GBP347m) to GBP2,854m (2004:GBP2,507m).

     Salaries and accrued incentive payments rose by 14% (GBP282m) to GBP2,256m (2004: GBP1,974m), primarily due to increased headcount in Barclays Capital and performance related payments primarily in Barclays Capital and Barclays Global Investors.

     Pension costs comprise all UK and international pension schemes. Included in pension costs is a charge of GBP155m (2004: GBP140m) in respect of the Group's main UK pension schemes.



                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

                                                    Half-year ended
                                          30.06.05      31.12.04      30.06.04
    Staff numbers:
    UK Banking                              40,700        41,800        40,700
                                          --------      --------      --------
    UK Retail Banking                       32,900        34,400        33,500
    UK Business Banking                      7,800         7,400         7,200
                                          --------      --------      --------
    Barclays Capital                         8,300         7,800         6,900
    Barclays Global Investors                2,100         1,900         1,900
    Wealth Management                        7,200         7,200         7,100
    Barclaycard                              7,200         6,700         6,600
    International Retail and Commercial
    Banking                                 12,400        12,100        12,000
    Head office functions and other
    operations                                 900           900         1,000
                                          --------      --------      --------
    Total Group permanent and contract
    staff worldwide                         78,800        78,400        76,200
    Temporary and agency staff worldwide     4,300         4,300         5,600
                                          --------      --------      --------
    Total including temporary and agency
    staff                                   83,100        82,700        81,800
                                          --------      --------      --------

     Staff numbers are shown on a full-time equivalent basis. Total Group permanent and contract staff comprise 59,200 (31st December 2004: 60,000) in the UK and 19,600 (31st December 2004: 18,400) internationally.

     Since 31st December 2004, permanent and contract staff numbers increased by
     400. The implementation of restructuring programmes resulted in a decrease of 800 staff, which was offset by the recruitment of additional staff throughout the Group.

     UK Banking  staff  numbers  fell by 1,100 to 40,700  (31st  December  2004:
     41,800), reflecting the cost management programme in UK Retail Banking offset by an increase in UK Business Banking frontline staff and the inclusion of 200 Iveco Finance staff.

     Barclays  Capital staff numbers rose by 500 to 8,300 (31st  December  2004:
     7,800), reflecting the continued expansion of the business. Barclays Global Investors increased staff numbers in line with business growth plans to 2,100 (31st December 2004: 1,900).

     Barclaycard staff numbers rose by 500 to 7,200 (31st December 2004: 6,700), reflecting growth in Juniper and an increase in customer facing staff, particularly in partnership activities.

     International Retail and Commercial Banking increased staff numbers by 300 to 12,400 (31st December 2004: 12,100), mainly due to growth in continental Europe.

     Head office functions and other operations staff numbers remained stable at 900 (31st December 2004: 900).

     The number of staff who were under notice at 30th June 2005, was 1,700.


                                    BARCLAYS PLC

                                  FINANCIAL REVIEW

    Share of results of associates and joint ventures (after tax)

                                               Half-year ended
                                30.06.05           31.12.04           30.06.04
                                    GBPm               GBPm               GBPm
    Profit from joint ventures         1                  -                  -
    Profit from associates            15                 42                 14
                               ---------          ---------          ---------
                                      16                 42                 14
                               ---------          ---------          ---------

     Profit from associates in the first half of 2005 primarily relates to the investment in FirstCaribbean.

     Tax

     The charge for the period is based upon a UK corporation tax rate of 30% for the calendar year 2005 (full-year 2004: 30%). The effective rate of tax for the first half of 2005 was 26.7% (2004: 26.3%). This excludes tax on associates and joint ventures whose results are stated on an after tax basis. This is lower than the standard rate due to the beneficial effects of lower tax on overseas income and certain non-taxable gains.

     Profit attributable to minority interests

                                               Half-year ended
                                 30.06.05          31.12.04          30.06.04
                                     GBPm              GBPm              GBPm
    Preference shares                  33                 2                 -
    Reserve capital instruments        65                 -                 -
    Upper Tier 2 instruments            7                 -                 -
    Other minority interests           29                25                20
                                 --------         ---------         ---------
                                      134                27                20
                                 --------         ---------         ---------

     Profit attributable to minority interests has increased due to the inclusion of reserve capital instruments within minority interests in accordance with IAS 39, together with an increase in the preference share capital of subsidiary undertakings and the related dividends payable.

     Other minority interests include the share of earnings in Barclays Global Investors attributable to employee shareholders.


                                    BARCLAYS PLC

                                  FINANCIAL REVIEW
    Earnings per share

                                                      Half-year ended
                                             30.06.05     31.12.04        30.06.04
    Profit attributable to the members of
    Barclays PLC                             GBP1,841m    GBP1,456m       GBP1,798m

    Basic weighted average number of shares
    in issue                                    6,337m       6,341m          6,421m
    Potential ordinary shares1                     38m          32m             31m
                                             --------     --------        --------
    Diluted weighted average number of
    shares                                      6,375m       6,373m          6,452m
                                             --------     --------        --------

                                                    p            p               p
    Basic earnings per ordinary share            29.1         23.0            28.0

    Diluted earnings per ordinary share          28.9         22.8            27.9

     Dividends on ordinary shares

     The Board has decided to pay, on 3rd October 2005, an interim dividend for the year ending 31st December 2005 of 9.2p per ordinary share, for shares registered in the books of the Company at the close of business on 19th August 2005. Shareholders who have their dividends paid direct to their bank or building society account will receive a consolidated tax voucher detailing the dividends paid in the 2004/2005 tax year in mid-October 2005.

     The amount payable for the 2005 interim dividend is GBP582m (half-year ended 31st December 2004: GBP1,010m; half-year ended 30th June 2004:
     GBP528m). This amount excludes GBP12m payable on shares held by employee benefit trusts (half-year ended 31st December 2004: GBP7m; half-year ended 30th June 2004: GBP3m). Dividends payable are no longer accrued but rather are recognised when they are paid.

     For qualifying US and Canadian resident ADR holders, the interim dividend of 9.2p per ordinary share becomes 36.8p per ADS (representing four shares). The ADR depositary will mail the dividend on 3rd October 2005 to ADR holders on the record on 19th August 2005.

     For qualifying Japanese shareholders, the interim dividend of 9.2p per ordinary share will be distributed in mid-October to shareholders on the record on 19th August 2005.

     Shareholders may have their dividends reinvested in Barclays PLC shares by participating in the Barclays Dividend Reinvestment Plan. The plan is available to all shareholders, including members of Barclays Sharestore, provided that they do not live in or are subject to the jurisdiction of any country where their participation in the plan would require Barclays or The Plan Administrator to take action to comply with local government or regulatory procedures or any similar formalities. Any shareholder wishing to obtain details and a form to join the plan should contact The Plan Administrator by writing to: The Plan Administrator to Barclays, Share Dividend Team, The Causeway, Worthing, West Sussex, BN99 6DA; or, by telephoning 0870 609 4535. The completed form should be returned to The Plan Administrator on or before 12th September 2005 for it to be effective in time for the payment of the interim dividend on 3rd October 2005. Shareholders who are already in the plan need take no action unless they wish to change their instructions in which case they should write to The Plan Administrator.


     1 Potential ordinary shares reflect the dilutive effect of share options outstanding.

                                    BARCLAYS PLC

    Analysis of amounts included in the balance sheet

    Capital resources

                                                   As at
                              30.06.05     01.01.05     31.12.04     30.06.04
                                  GBPm         GBPm         GBPm         GBPm
    Shareholders' equity
    excluding minority
    interests                   16,099       15,287       15,870       14,978
                              --------     --------     --------     --------
    Preference shares            2,971          690          690            -
    Reserve capital
    instruments                  1,929        1,907
    Upper Tier 2 instruments       586          586
    Other minority interests       200          147          204          178
                              --------     --------     --------     --------
    Minority interests           5,686        3,330          894          178
                              --------     --------     --------     --------
    Total shareholders'
    equity                      21,785       18,617       16,764       15,156
    Loan capital                11,309       10,606       12,277       12,468
                              --------     --------     --------     --------
                                33,094       29,223       29,041       27,624
                              --------     --------     --------     --------

     The authorised share capital of Barclays PLC is GBP2,500m (2004: GBP2,500m) comprising 9,996 million (2004: 9,996million) ordinary shares of 25p shares and 1 million (2004: 1 million) staff shares of GBP1 each. Called up share capital comprises 6,461million (December 2004: 6,454 million; June 2004:
     6,447 million) ordinary shares of 25p each and 1 million (2004: 1 million) staff shares of GBP1 each.

     Total capital resources increased since 1st January 2005 by GBP3,871m to GBP33,094m.

     Shareholders' equity excluding minority interests increased by GBP812m since 1st January 2005. The increase included profits attributable to shareholders of GBP1,841m, available for sale movements of GBP60m, GBP32m of proceeds from shares issued, cashflow hedge movements of GBP26m, tax credits of GBP26m and foreign exchange movements of GBP23m and other movements of GBP31m. These were offset by dividends of GBP1,017m1, increases in ESOP shares of GBP120m and tax adjustments of GBP90m.

     Loan capital rose by GBP703m reflecting raisings of GBP1,011m, fair value uplift of GBP156m and exchange rate movements of GBP41m offset by redemptions of GBP458m, accrued interest of GBP44m and amortisation of issue expenses of GBP3m.

     Minority interests increased by GBP2,356m since 1st January 2005 primarily reflecting the issue of preference shares during the first six months of 2005:

     - 140,000 preference shares of Euro 100 each (EUR1.4bn; GBP978m) with a 4.75% dividend

     - 100,000 preference shares of US$100 each (US$1.0bn; GBP551m) with a 6.278% dividend

     - 75,000 preference shares of GBP100 each (GBP750m) with a 6% dividend

     The impact of IAS 32 resulted in the reclassification of certain capital instruments from debt to minority interests. This accounts for substantially all of the increase in minority interests between 31st December 2004 and 1st January 2005.

     1 This amount includes GBP7m dividend on shares held by employee benefit trusts.

                                    BARCLAYS PLC
    Capital ratios

    Weighted risk assets and capital resources, as defined for supervisory purposes by the Financial Services Authority (FSA), comprise:

                                                  As at
                               30.06.05     01.01.05     31.12.04     30.06.04
    Weighted risk assets:          GBPm         GBPm         GBPm         GBPm
    Banking book
    On-balance sheet            159,927      148,328      148,621      138,021
    Off-balance sheet            30,090       28,191       26,741       23,894
    Associated undertakings
    and joint ventures            3,299        3,020        3,020        3,386
                               --------     --------     --------     --------
    Total banking book          193,316      179,539      178,382      165,301
                               --------     --------     --------     --------

    Trading book
    Market risks                 26,432       22,106       22,106       20,338
    Counterparty and
    settlement risks             22,658       18,113       18,113       17,694
                               --------     --------     --------     --------
    Total trading book           49,090       40,219       40,219       38,032
                               --------     --------     --------     --------
    Total weighted risk
    assets                      242,406      219,758      218,601      203,333
                               --------     --------     --------     --------

    Capital resources:
    Tier 1
    Called up share capital       1,616        1,614        1,614        1,613
    Eligible reserves            15,544       14,933       15,670       15,245
    Minority interests1           5,237        2,824        2,890        2,227
    Tier one notes2                 957          920          920          951
    Less: intangible assets      (4,880)      (4,747)      (4,432)      (4,427)
                               --------     --------     --------     --------
    Total qualifying Tier 1
    capital                      18,474       15,544       16,662       15,609
                               --------     --------     --------     --------

    Tier 2
    Revaluation reserves             25           25           25           25
    Collectively assessed
    impairment allowances         2,067        2,046
    General Provisions                                        564          713
    Minority Interests              494          397            -            -
    Qualifying subordinated
    liabilities3
    Undated loan capital          3,210        3,176        3,573        3,595
    Dated loan capital            6,560        5,647        5,647        5,773
    Other                             -            3            2            2
                               --------     --------     --------     --------
    Total qualifying Tier 2
    capital                      12,356       11,294        9,811       10,108
                               --------     --------     --------     --------

    Tier 3: short term
    subordinated liabilities3         -          286          286          267
                               --------     --------     --------     --------

    Less: Supervisory
    deductions:
    Investments not
    consolidated for
    supervisory purposes           (696)        (781)      (1,047)        (923)
    Other deductions               (713)        (496)        (496)        (343)
                               --------     --------     --------     --------
                                 (1,409)      (1,277)      (1,543)      (1,266)
                               --------     --------     --------     --------
    Total net capital
    resources                    29,421       25,847       25,216       24,718
                               --------     --------     --------     --------

    Tier 1 ratio                    7.6%         7.1%         7.6%         7.7%
    Risk asset ratio               12.1%        11.8%        11.5%        12.2%

    1 Includes Reserve Capital Instruments of GBP1,679m (01.01.05: GBP1,627m;
      31.12.04: GBP1,627m; 30.06.04: GBP1,656m).
    2 Tier one notes are included in undated loan capital in the consolidated balance sheet.
    3 Subordinated liabilities are included in Tiers 2 or 3, subject to limits laid down in the supervisory requirements.


                                    BARCLAYS PLC

     Capital ratios (continued)

     Capital ratios strengthened from 1st January 2005 with the addition of GBP3.6bn in net total capital resources. This more than offset the growth in weighted risk assets. The risk asset ratio increased 30 basis points and the Tier 1 capital ratio increased 50 basis points.

     Tier 1 capital rose GBP2.9bn, including retained profit of GBP0.8bn. In accordance with IFRS, no amount has been provided for the 2005 interim dividend which will impact the capital ratios when paid. Minority interests increased GBP2.4bn primarily due to the issuance of GBP2.3bn of preference shares by Barclays Bank PLC. This increase included funding for balance sheet growth and for the acquisition of a majority stake in Absa which closed subsequent to the half-year end. Tier 2 capital increased GBP1.1bn largely due to the issue of loan stock. The Tier 3 debt matured in April 2005.

     The increase in weighted risk assets since 1st January 2005 comprised a rise of GBP13.8bn in the Banking book and a rise of GBP8.9bn in the Trading book.

     A reconciliation of accounting capital to regulatory capital is as follows:

                                                          30.06.05    01.01.05
                                                              GBPm        GBPm
    Shareholders' equity excluding minority interests       16,099      15,287

    Available for sale reserve                                (374)       (314)
    Cashflow hedging reserve                                  (328)       (302)
    Defined benefit pension scheme                           1,401       1,252
    Additional companies in regulatory consolidation and
    non-consolidated companies                                   5         266
    Foreign exchange on Reserve Capital Instruments and

    Upper Tier 2 loan stock                                    390         459
    Other adjustments                                          (33)       (101)
                                                         ---------   ---------
    Called up share capital and eligible reserves for
    regulatory purposes                                     17,160      16,547
                                                         ---------   ---------

     The difference between shareholders' equity excluding minority interests and called up share capital and eligible reserves for regulatory purposes, arises from the treatment of regulatory capital versus the treatment of accounting capital.

     The available for sale reserve in respect of debt instruments is reversed for regulatory capital purposes. Equity net losses are written back but net gains are included in Tier 2 capital. The effect of cashflow hedging is eliminated from the calculation of regulatory capital.

     For regulatory capital purposes the defined benefit pension scheme post tax deficit is replaced with a liability calculated for regulatory purposes.

     For regulatory capital purposes the Reserve Capital Instruments and Upper Tier 2 loan stock are converted to sterling at the exchange rates ruling at the reporting date rather than the exchange rates at issue date which are used for financial reporting.

                                    BARCLAYS PLC

     Total assets and weighted risk assets

     Total assets increased 19% to GBP850.1bn (1st January 2005: GBP715.6bn). Weighted risk assets increased 10% to GBP242.4bn (1st January 2005:
     GBP219.8bn). Securitised assets are excluded from weighted risk assets but included in total assets.

     UK Banking  total assets  increased  4% to  GBP134.3bn  (1st January  2005:
     GBP128.6bn). Weighted risk assets increased 8% to GBP100.4bn (1st January 2005: GBP92.6bn).

     UK Retail Banking total assets decreased 2% to GBP67.5bn (1st January 2005:
     GBP69.1bn). This was mainly attributable to lower period end UK residential mortgage balances. Weighted risk assets decreased 2% to GBP37.0bn (1st January 2005: GBP37.8bn).

     UK Business Banking total assets increased 12% to GBP66.8bn (1st January 2005: GBP59.5bn). Weighted risk assets increased 16% to GBP63.3bn (1st January 2005: GBP54.8bn), reflecting strong growth in lending balances. The acquisition of a 51% stake in Iveco Finance, completed in June, increased total assets and weighted risk assets by GBP1.8bn. Excluding the impact of Iveco Finance, assets and weighted risk assets increased by 9% and 12% respectively.

     Barclays Capital total assets increased 25% to GBP566.7bn (1st January 2005: GBP454.4bn), due to the impact of market movements on derivatives financial instruments and growth in settlement balances and debt securities, as the expansion of the business continued. Weighted risk assets increased 14% to GBP90.8bn (1st January 2005: GBP79.5bn), reflecting increased business volumes and expansion of the credit derivatives business to meet client demand.

     Barclays Global Investors total assets increased 12% to GBP68.6bn (1st January 2005: GBP61.2bn) due to growth in asset management products held on the balance sheet. Equal and offsetting balances are reflected within liabilities to customers. Weighted risk assets rose 25% to GBP1.5bn (1st January 2005: GBP1.2bn), primarily driven by growth in the securities lending business.

     Wealth  Management total assets increased 2% to GBP5.2bn (1st January 2005:
     GBP5.1bn). Weighted risk assets increased 10% to GBP4.6bn (1st January 2005: GBP4.2bn) reflecting the growth in lending balances.

     Barclaycard  total  assets  increased 4% to  GBP23.8bn  (1st January  2005:
     GBP22.9bn). Weighted risk assets were in line at GBP21.7bn (1st January 2005: GBP21.6bn).

     International Retail and Commercial Banking total assets increased 3% to GBP29.5bn (1st January 2005: GBP28.7bn) and weighted risk assets increased 4% to GBP19.4bn (1st January 2005: GBP18.7bn).

     Head office and other operations total assets increased 192% to GBP10.8bn (1st January 2005: GBP3.7bn), excluding goodwill. The increase includes assets acquired for hedging purposes and cash raised from preference share issues during the period relating to the funding for the acquisition of Absa which closed in July. Weighted risk assets increased 116% to GBP4.1bn (1st January 2005: GBP1.9bn) reflecting assets held for hedging purposes.


                                    BARCLAYS PLC

     Economic capital

     Barclays assesses capital requirements by measuring the Group risk profile using both internally and externally developed models. The Group assigns economic capital primarily within seven risk categories: Credit Risk, Market Risk, Business Risk, Operational Risk, Insurance Risk, Fixed Assets and Private Equity.

     The Group regularly enhances its economic capital methodology and benchmarks outputs to external reference points. During 2004, the framework was enhanced to reflect default probabilities during average credit conditions, rather than those prevailing at the balance sheet date, thus seeking to remove cyclicality from the capital calculation. The framework also adjusts capital to reflect time horizon, correlation of risks and risk concentrations.

     Economic capital is allocated on a consistent basis across all of Barclays businesses and risk activities. A single cost of equity is applied to calculate the cost of risk. Capital allocations are adjusted to reflect varying levels of risk.

     The total average economic capital required by the Group, as determined by risk assessment models and after considering the Group's estimated diversification benefits, is compared with the supply of capital to evaluate capital utilisation. Supply of economic capital is calculated as the average available shareholders' equity after adjustment and including preference shares.

     The economic capital methodology will form the basis of the Group's submission for the Basel II Internal Capital Adequacy Assessment Process (ICAAP).

     Capital demand

     The average demand for capital from the Group's businesses via the economic capital framework is set out below:

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    UK Banking                                 5,150        4,800        4,450
                                            --------     --------     --------
    UK Retail Banking                          2,250        2,200        2,150
    UK Business Banking                        2,900        2,600        2,300
                                            --------     --------     --------
    Barclays Capital                           2,400        2,100        2,050
    Barclays Global Investors                    150          150          150
    Wealth Management                            400          350          300
    Wealth Management - closed life
    assurance activities                          50          100          100
    Barclaycard                                2,650        2,500        2,450
    International Retail and Commercial
    Banking                                    1,100        1,000        1,000
    Head office functions and other
    operations1                                  200          200          200
                                            --------     --------     --------
    Business unit economic capital            12,100       11,200       10,700
    Capital held at Group centre2              1,600        1,500        1,300
                                            --------     --------     --------
    Economic capital requirement (excluding
    goodwill)                                 13,700       12,700       12,000
    Average historic goodwill3                 5,800        5,650        5,550
                                            --------     --------     --------
    Total economic capital requirement        19,500       18,350       17,550
                                            --------     --------     --------

    1 Includes Transition Businesses and capital for central functional risks.
    2 The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.
    3 Average goodwill relates to purchased goodwill and intangibles from business acquisitions.

                                    BARCLAYS PLC

     UK Retail Banking economic capital allocation increased GBP50m to GBP2.25bn. The impact of growth was offset by a risk transfer transaction within UK mortgages. UK Business Banking economic capital allocation increased GBP300m to GBP2.9bn as a consequence of asset growth and the addition of the Iveco Finance business.

     Barclays Capital economic capital increased by GBP300m to GBP2.4bn reflecting underlying growth in loan and derivative portfolios and the Group-wide annual recalibration of business and operational risk economic capital.

     Wealth Management ongoing business economic capital allocation increased GBP50m to GBP400m as a consequence of general growth across all businesses and the recalibration of business and operational risk economic capital.

     Wealth Management - closed life assurance activities economic capital allocation reduced GBP50m to GBP50m reflecting the impact of IFRS removing the volatility associated with embedded value accounting.

     Barclaycard economic capital allocation increased by GBP150m to GBP2.65bn, due to growth in outstandings and the acquisition of Juniper.

     International Retail and Commercial Banking economic capital allocation increased by GBP100m to GBP1.1bn due to the Group-wide annual recalibration of business and operational risk economic capital together with growth exposure in Africa and Spain.

     Capital held at the Group centre rose GBP100m to GBP1.6bn, as a result of the increase in available funds to support economic capital (see Capital supply).

     Capital supply

     The Group has determined that the impacts of IFRS should be modified in calculating available funds for economic capital. This applies specifically to:

      - Cashflow hedge reserve - to the extent that the Group undertakes the hedging of future cash flows, shareholders' equity will include gains and losses which will be offset at the conclusion of the future hedged transaction. Given the future offset of such gains and losses, they are excluded from shareholders' equity upon which the capital charge is based.

      - Available for sale reserve - unrealised gains and losses on such securities are included in shareholders' equity until disposal or impairment. Such gains and losses will be excluded from shareholders' equity for the purposes of calculating the capital charge. Realised gains and losses and any impairment charges recorded in the income statement will impact economic profit.

      - Pension liability - the Group has recorded a deficit with a consequent reduction in shareholders' equity. This represents a non-cash reduction in shareholders' equity. For the purposes of deriving the capital charge, the Group will not deduct the pension deficit from shareholders' equity upon which the capital charge is based, a policy that is also followed for regulatory purposes.

     The capital resources to support economic capital comprise adjusted shareholders' equity including preference shares but excluding other minority interests. Preference shares have been issued to optimise the long-term capital base of the Group.


                                      BARCLAYS PLC

    The average supply of capital to support the economic capital framework is set out below1:

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Shareholders' equity excluding minority
    interests,
    less goodwill2                            11,000       10,600       10,300
    Pension liability                          1,500        1,750        1,700
    Cashflow hedge reserve                      (250)
    Available for sale reserve                  (300)
    Preference shares                          1,750          350            -
                                            --------     --------     --------
    Available funds for economic capital
    excluding goodwill                        13,700       12,700       12,000
    Average historic goodwill2                 5,800        5,650        5,550
                                            --------     --------     --------
    Available funds for economic capital      19,500       18,350       17,550
                                            --------     --------     --------


    1 Averages for the period will not correspond to period-end balances disclosed in the balance sheet. Numbers are independently rounded to the nearest GBP50m for presentational purposes only.
    2 Average goodwill relates to purchased goodwill and intangibles from business acquisitions.


                                    BARCLAYS PLC

    Economic profit

    Economic profit comprises:

      - Profit after tax and minority interests; less
      - Capital charge (average shareholders' equity excluding minority interests multiplied by the Group cost of capital).

    The Group cost of capital has been applied at a uniform rate of 9.5%. Prior periods have been restated on a comparable basis.

    The economic profit for the Group is set out below:

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Profit after tax and minority interests    1,841        1,456        1,798
    Addback of amortisation charged on
    acquired intangible assets                     7            6            -
                                            --------     --------     --------
    Profit for economic profit purposes        1,848        1,462        1,798
                                            --------     --------     --------
    Average shareholders' equity for
    economic profit purposes1                 17,750       18,000       17,550
                                            --------     --------     --------

    Capital charge at 9.5%                      (844)        (858)        (834)
                                            --------     --------     --------
                                            --------     --------     --------
    Economic profit                            1,004          604          964
                                            --------     --------     --------

    1 Average ordinary shareholders' equity for Group economic profit calculation is the sum of adjusted equity and reserves plus goodwill, but excludes preference shares.


                                    BARCLAYS PLC

    Economic profit generated by business

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    UK Banking                                   592          565          593
                                            --------     --------     --------
    UK Retail Banking                            256          183          290
    UK Business Banking                          336          382          303
                                            --------     --------     --------
    Barclays Capital                             346          230          291
    Barclays Global Investors                    129          108           87
    Wealth Management                             49           23           47
    Wealth Management - closed life
    assurance activities                          (8)         (79)           2
    Barclaycard                                  115          148          202
    International Retail and Commercial
    Banking                                       70           54           57
    Head office functions and other
    operations                                   (19)        (138)          (8)
                                            --------     --------     --------
                                               1,274          911        1,271
    Historic goodwill                           (275)        (268)        (265)
    Variance to average shareholders' funds
    (excluding minority interest)                  5          (39)         (42)
                                            --------     --------     --------
    Economic profit                            1,004          604          964
                                            --------     --------     --------

     Economic  profit for the Group  increased 4% (GBP40m) to  GBP1,004m  (2004:
     GBP964m). The rise in economic profit was less than the increase in profit before tax due to the increased share of minority interests and the growth in average shareholders' funds.



                                    BARCLAYS PLC

     Risk Tendency

     As part of its credit risk management system, the Group uses a model-based methodology to assess the point-in-time expected loss of credit portfolios across different customer categories. The approach is termed Risk Tendency and applies to credit exposures in both wholesale and retail sectors. Risk Tendency provides statistical estimates of losses expected to arise within the next year based on averages in the ranges of possible losses expected from each of the current portfolios. This can be contrasted with impairment allowances required under accounting standards, which are based on losses known to have been incurred at the balance sheet date.

     Since Risk Tendency and impairment allowances are calculated for different purposes and on different bases, Risk Tendency does not predict loan impairment. Risk Tendency is provided to present a view of the evolution of the quality and scale of the credit portfolios.

                                                        As at
                                         30.06.05      31.12.04      30.06.04
                                             GBPm          GBPm          GBPm
    UK Banking                                420           375           360
                                         --------      --------      --------
    UK Retail Banking                         160           150           150
    UK Business Banking                       260           225           210
                                         --------      --------      --------
    Barclays Capital                           75            70            80
    Wealth Management                           5             5             5
    Barclaycard                               980           860           810
    International Retail and Commercial
    Banking                                    75            65            75
    Transition Businesses                      20            20            10
                                         --------      --------      --------
                                            1,575         1,395         1,340
                                         --------      --------      --------

     Risk Tendency increased from GBP1,395m at 31st December 2004 to GBP1,575m, an increase of GBP180m (13%). The largest increase occurred in Barclaycard, which rose GBP120m to GBP980m. The increase reflects the deteriorating credit conditions in the UK credit card market. Risk Tendency increased in UK Business Banking due to the acquisition of the Iveco business and the growth in the loan book.



                                   BARCLAYS PLC

                               ADDITIONAL INFORMATION

     Basis of preparation

     The Group will adopt the requirements of International Financial Reporting Standards and International Accounting Standards (collectively IFRS) for the first time for the purpose of preparing financial statements for the year ending 31st December 2005.

     The  Group  issued  an IFRS  Transition  Report  on  11th  May  2005  ('the
     Transition Report') that set out the restated 2004 comparatives and 2005 opening balance sheet and also provided the reconciliations required by IFRS and the provisional accounting policies expected to be applied in the preparation of the 2005 financial statements.

     As explained in the Transition Report, the next annual financial statements of the Group will be prepared in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union. The financial information in this Interim Results Announcement has been prepared in accordance with the basis of preparation and provisional accounting policies included in the Transition Report ('Basis of Preparation') except for the use of the fair value option as explained below.

     The accounting policies are consistent with those the Group intends to use in the next annual financial statements. As explained in the Basis of Preparation contained within the Transition Report there is, however, a possibility that some changes may be necessary when preparing the full annual financial statements for the first time in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union. The accounting standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations that will be applicable, and adopted for use in the European Union at 31st December 2005, are not known with certainty at the time of preparing this financial information.

     The fair value option

     At  present,  the EU  endorsed  version of IAS 39  'Financial  Instruments:
     Recognition and Measurement' does not permit non-trading financial liabilities to be designated at fair value through profit or loss. However, it is expected that the recent amendments to IAS 39 will result in the EU endorsing a revised version of the standard that will permit designations for both financial assets and liabilities in certain circumstances ('the fair value option'). The relevant transitional arrangements are expected to permit designations in accordance with the fair value option to be made as at 1st January 2005 for companies adopting IFRS from that date. The 2005 interim financial information has been prepared on the basis that the fair value option has been used in the following circumstances:

     a) Financial assets backing insurance contracts and financial assets backing investment contracts are designated at fair value through profit or loss because the related liabilities have cash flows that are contractually based on the performance of the assets or the related liabilities are insurance contracts whose measurement incorporates current information. Fair valuing the assets significantly reduces the recognition inconsistencies that would arise if the financial assets were classified as available for sale.

     b) Financial assets, loans to customers, financial liabilities and structured notes are designated at fair value through profit or loss where they contain substantive embedded derivatives or where doing so significantly reduces measurement inconsistencies that would arise if the related economic hedging derivatives were treated as held for trading and the underlying financial instruments were carried at amortised cost.



                                    BARCLAYS PLC

                               ADDITIONAL INFORMATION

     Restatement of 1st January 2005 reconciliation as at 01.01.05 as previously published for use of the fair value option

     The reconciliations for 1st January 2005 and the 2005 opening balance sheet information provided in the Transition Report have been restated as follows:

                                                                         As at
                                                                      01.01.05
                                            As     Restatement              as
                                    previously  for fair value     per revised
                                     published          option  reconciliation
    Assets                                GBPm            GBPm            GBPm
    Cash and balances at central         3,238               -           3,238
    banks
    Items in the course of
    collection from other banks          1,772               -           1,772
    Trading portfolio assets           113,241          (3,208)        110,033
    Financial assets designated at
    fair value:
    - held on own account                2,367           7,432           9,799
    - held in respect of linked
      liabilities to customers under
      investment contracts              63,124               -          63,124
    Derivative financial                94,340            (129)         94,211
    instruments
    Loans and advances to banks         25,728               -          25,728
    Loans and advances to customers    210,959          (3,700)        207,259
    Available for sale financial
    investments                         48,491            (394)         48,097
    Reverse repurchase agreements
    and cash collateral on
    securities borrowed                139,574               -         139,574
    Other assets                         3,639               8           3,647
    Insurance assets, including
    unit-linked assets                     109               -             109
    Investments in associates and
    joint ventures                         429               -             429
    Goodwill                             4,518               -           4,518
    Intangible assets                      139               -             139
    Property, plant and equipment        2,282               -           2,282
    Prepayments and accrued income           -               -               -
    Deferred tax assets                  1,642              (1)          1,641
                                     ---------       ---------       ---------
    Total assets                       715,592               8         715,600
                                     ---------       ---------       ---------


                                    BARCLAYS PLC

                               ADDITIONAL INFORMATION

    Restatement of 1st January 2005 reconciliation as at 01.01.05 as previously published for use of the fair value option

                                                                         As at
                                           As     Restatement      01.01.05 as
                                   previously  for fair value      per revised
                                    published          option   reconciliation
    Liabilities                          GBPm            GBPm             GBPm
    Deposits from banks                74,735               -           74,735
    Items in the course of
    collection due to other
    banks                               1,205               -            1,205
    Customer accounts                 194,488             (10)         194,478
    Trading portfolio liabilities      59,114               -           59,114
    Financial liabilities designated
    at fair value - held on own
    account                                 -           5,320            5,320
    Liabilities to customers under
    investment contracts               64,609               -           64,609
    Derivative financial
    instruments                        95,218            (789)          94,429
    Debt securities in issue           80,754          (4,600)          76,154
    Repurchase agreements and cash
    collateral on securities lent      98,582               -           98,582
    Other liabilities                   9,859              10            9,869
    Accruals and deferred income            -               -                -
    Current tax liabilities               621               -              621
    Insurance contract liabilities
    including unit-linked
    liabilities                         3,596               -            3,596
    Subordinated liabilities:
    - Undated loan capital- non
      convertible                       4,208               -            4,208
    - Dated loan
      capital-convertible
      to preference shares                 15               -               15
    - Dated loan capital- non
      convertible                       6,383               -            6,383
    Deferred tax liabilities            1,365              32            1,397
    Other provisions for                  403               -              403
    liabilities
    Retirement benefit liabilities      1,865               -            1,865
                                    ---------       ---------        ---------
    Total liabilities                 697,020             (37)         696,983
                                    ---------       ---------        ---------

    Shareholders' equity
    Called up share capital             1,614               -            1,614
    Share premium account               5,524               -            5,524
    Less: Treasury shares                (119)              -             (119)
    Available for sale reserve            314               -              314
    Revaluation reserve                     -               -                -
    Cashflow hedging reserve              302               -              302
    Capital redemption reserve            309               -              309
    Other capital reserve                 617               -              617
    Translation reserve                   (58)              -              (58)
    Retained earnings                   6,739              45            6,784
                                    ---------       ---------        ---------
    Shareholders' equity
    excluding minority interests       15,242              45           15,287
    Minority interests                  3,330               -            3,330
                                    ---------       ---------        ---------
    Total shareholders' equity         18,572              45           18,617
                                    ---------       ---------        ---------
    Total liabilities and
    shareholders' equity              715,592               8          715,600
                                    ---------       ---------        ---------


                                    BARCLAYS PLC

                               ADDITIONAL INFORMATION

    Group structure changes from 2004

    The presentation of results by business differs from that provided in 2004 in the following respects:

    - International Retail and Commercial Banking and Wealth Management (formerly called Private Clients) are reported as completely separate business divisions and not aggregated, reflecting changes in management accountability.

    - The results for the Wealth Management - closed life assurance activities are provided separately from those for the rest of Wealth Management. The introduction of IFRS requires that the results of the closed life assurance activities are recorded on a line by line basis rather than the previous single line presentation. In order that the presentation of the underlying financial performance of Wealth Management is not distorted, it is considered appropriate to report the closed life assurance activity separately.

    - The 2004 results of Barclaycard and UK Retail Banking have been restated to reflect the 2005 change in allocation of branch network costs and insurance sales between the two divisions. This had the impact of increasing Barclaycard profit before tax by GBP59m and reducing UK Banking profit before tax by the same amount.

    - In order to comply with segmental reporting under IFRS, a new Income Statement has been prepared for 'Head office functions and other operations'. This information was previously reported in an abbreviated format.

    Acquisitions and disposals

    On 1st June 2005, Barclays Asset and Sales Finance ('BASF') acquired a 51% share and controlling stake in Fiat's Iveco Vehicle Finance Business. The transaction will expand BASF's commercial vehicle expertise across Europe.

    On 30th June 2005, EnterCard, the joint venture between Barclays Bank PLC and ForeningsSparbanken (also know as Swedbank), which was announced on 4th February 2005, began operations. Barclays Bank PLC has a 50% economic interest in the joint venture. EnterCard will provide credit cards in the Nordic market, initially in Sweden and Norway.




                                    BARCLAYS PLC

                               ADDITIONAL INFORMATION

    Change in accounting estimate

    The Group has undertaken a review of the actual useful economic lives of property, plant and equipment. As a result of this review, the assumed useful economic lives of the costs of adaptation of freehold and leasehold property and equipment installed in freehold and leasehold property have increased from 10 to a range of 10-15 years. The useful economic lives of fixtures and fittings and other equipment have increased from 5 to a range of 5-10 years. This change in accounting estimate better reflects historical experience and has been applied prospectively from 1st January 2005. This has reduced the depreciation charge for the period to 30th June 2005 by GBP15m.

    Hedge accounting

    The element of ineffectiveness arising on hedges that qualify for hedge accounting is included in net interest income.

    Share capital

    The Group manages both its debt and equity capital actively. The Group's authority to buy back ordinary shares was renewed at the 2005 Annual General Meeting.

    Group share schemes

    The independent trustees of the Group's share schemes may make purchases of Barclays PLC ordinary shares in the market at any time or times following this announcement of the Group's results for the purposes of those schemes' current and future requirements. The total number of ordinary shares purchased would not be material in relation to the issued share capital of Barclays PLC.

    Filings with the SEC

    The results will be furnished as a Form 6-K to the US Securities and Exchange Commission as soon as practicable following the publication of these results.

    Other information

    The interim report for the six months to 30th June 2005, including extracts from this announcement and the independent review report by the auditors, will be advertised in The Daily Telegraph and the Daily Mail on 6th August 2005. Copies will be available to the public at Barclays registered office and at its website www.investorrelations.barclays.co.uk.


                                    BARCLAYS PLC

                               ADDITIONAL INFORMATION

    Recent developments

    On 9th May, 2005, Barclays announced the terms of an intended recommended acquisition of a majority stake of up to 60% in Absa Group Limited ('Absa'). The acquisition comprised a scheme of arrangement and a partial offer to shareholders, which were interconditional. The Board of Directors of Absa voted unanimously to recommend the acquisition to shareholders. The South African Minister of Finance approved Barclays application to acquire a majority stake in Absa, and the acquisition has been endorsed by Absa's black economic empowerment partner.

    The Absa transaction closed on 27th July 2005. At closing, Barclays owned 53.96% of Absa. On 1st August 2005, Barclays acquired a further 14.5 million shares in Absa taking its ordinary shareholding to 56.1%, which affords Barclays voting control. The aggregate consideration for the investment in Absa was R31,087m (approximately GBP2.6 billion at an exchange rate of 11.96 as at 30th June 2005).

    Naguib Kheraj and David Roberts joined the Boards of Absa and Absa Bank Ltd as non-executive Directors on 27th July 2005. Dominic Bruynseels, Chief Executive Officer of Barclays Africa and Middle East, joined the Absa Boards on 27th July 2005, as an executive Director. Dr Danie Cronje, the Chairman of Absa, will join the Boards of Barclays PLC and Barclays Bank PLC as a non-executive Director on 1st September 2005.

    The Absa transaction was financed from a combination of available resources and preference share finance. For Absa's financial year-ended 31st March 2005, Absa reported an increase of 23% in profit before tax to R7,633m (year-ended 31st March 2004: R6,223m) and net assets as at the year-end of R23,737m.

    On 11th July 2005 Barclays announced that it had acquired the wealth business of ING Securities Bank (France), consisting of ING Ferri and ING Private Banking on 1st July 2005. At 31st December 2004, the combined business of ING Ferri and ING Private Banking had net assets of approximately EUR10million and assets under management of approximately
   EUR2.7 billion.

    The Office of Fair Trading (OFT) has been investigating the level of default charges applied by the credit card industry since October 2003. These are fees charged when a customer pays late or goes over their credit limit. Barclaycard, along with other credit card issuers, has been cooperating with the investigation. The OFT issued a press release on 26th July 2005 stating that their provisional conclusion was that these fees are excessive and need to be reduced to be fair. The OFT have given Barclaycard, and seven other credit card companies, three months to provide suitable undertakings regarding the basis of future default charges or otherwise to address the concerns of the OFT. Barclays is considering the impact of the provisional finding on the credit card industry and Barclaycard, including steps to mitigate any financial impact for shareholders. Barclays will continue to work with the OFT to address its concerns over the next three months.




                                    BARCLAYS PLC

                                 NOTES (UNAUDITED)

    1. Assets held in respect of linked liabilities to customers under investment contracts/liabilities arising from investment contracts

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
                                   GBPm         GBPm         GBPm         GBPm
    Non-trading financial
    instruments fair
    valued through profit and
    loss
    - held in respect of
      linked liabilities         69,792       63,124
    Cash and bank balances
    within the funds              1,816        1,485
                               --------     --------
                                 71,608       64,609
                               --------     --------
    Liabilities to customers
    under investment
    contracts                    71,608       64,609
                               --------     --------

    This comprises assets under management held on behalf of clients, required to be recognised on the balance sheet under IAS 39.

    2.  Derivative financial instruments

    The tables set out below analyse the contract or underlying principal and the fair value of derivative financial instruments held for trading purposes and for the purposes of managing the Group's structural exposures. Derivatives are measured at fair value and the resultant profits and losses from derivatives held for trading purposes are included in net trading income. Where derivatives are held for risk management purposes and when transactions meet the criteria specified in IAS 39, the Group applies hedge accounting as appropriate to the risks being hedged.

                                                  As at 30.06.05
                                           Contract        Fair value
                                             amount      Assets    (Liabilities)
    Derivatives designated as held for         GBPm        GBPm            GBPm
    trading
    Foreign exchange derivatives          1,031,529      17,912         (17,174)
    Interest rate derivatives            13,362,136      93,435         (91,197)
    Credit derivatives                      398,126       3,110          (2,897)
    Equity and stock index and commodity
    derivatives                             376,436      18,492         (20,815)
                                         ----------    --------        --------
    Total derivative assets/
    (liabilities) held for trading       15,168,227     132,949        (132,083)

    Derivatives designated in hedge
    accounting relationships
    Derivatives designated as cash flow
    hedges                                   22,839         283            (300)
    Derivatives designated as fair value
    hedges                                   38,857         694            (401)
    Derivatives designated as hedges of
    net investments                             313           6               -
                                         ----------    --------        --------
    Total derivative assets/
    (liabilities) held for                   62,009         983            (701)
    risk management                      ----------    --------        --------
    Total recognised derivative
    assets/(liabilities)                 15,230,236     133,932        (132,784)
                                         ----------    --------        --------

    Total derivative notionals at 30th June 2005 have grown from 1st January 2005 due to significant increase in throughput of fixed income derivatives. This reflects the larger client base and clients increased use of Barclays' electronic trading platforms in Europe and the US.


                                    BARCLAYS PLC

    2.  Derivative financial instruments (continued)

    The Group's total derivative asset and liability position as presented on the balance sheet is as follows:

                                                  As at 30.06.05
                                       Contract            Fair value
                                         Amount      Assets      (Liabilities)
                                           GBPm        GBPm               GBPm
    Derivative assets/(liabilities)
    designated as held for trading   15,168,227     132,949           (132,083)
    Derivative assets/(liabilities)
    designated in hedge accounting
    relationships                        62,009         983               (701)
                                     ----------    --------           --------
    Total recognised derivative
    assets/(liabilities)             15,230,236     133,932           (132,784)
                                     ----------    --------           --------


                                                  As at 01.01.05
                                        Contract         Fair value
                                          Amount     Assets       (Liabilities)
                                            GBPm       GBPm               GBPm
    Derivative assets/(liabilities)
    designated as held for trading    12,381,890     92,490            (93,217)
    Derivative assets/(liabilities)
    designated in hedge accounting
    relationships                         89,894      1,721             (1,212)
                                      ----------   --------           --------
    Total recognised derivative
    assets/(liabilities)              12,471,784     94,211            (94,429)
                                      ----------   --------           --------



                                    BARCLAYS PLC

    3.  Loans and advances to banks

                                                 As at
                            30.06.05     01.01.05     31.12.04     30.06.04
                                GBPm         GBPm         GBPm         GBPm
    By geographical area
    United Kingdom             6,026        5,813        3,949        4,877
    Other European Union      11,992        4,274        1,813        5,547
    United States              9,180        8,459        7,668        6,067
    Rest of the World          8,039        7,206        6,150        7,041
                            --------     --------     --------     --------
    Total non-trading         35,237       25,752       19,580       23,532
    Reverse repurchase
    agreements1                                         61,075       59,510
    Less: Allowance for
    impairment/provision         (12)         (24)         (23)          (8)
                            --------     --------     --------     --------
                              35,225       25,728       80,632       83,034
                            --------     --------     --------     --------

    The geographic presentation is based on the location of the customer. In previous publications, the geographic presentation was based on the location of the office recording the transaction.

    Of the total loans and advances to banks, placings with banks were GBP21.1bn at 30th June 2005 (31st December 2004: GBP66.7bn; 30th June 2004:
    GBP71.2bn). Placings with banks have decreased primarily due to the reclassification of reverse repurchase agreements, in accordance with IAS 39.


    1 Reverse repurchase agreements are now disclosed separately on the face of the balance sheet.


                                    BARCLAYS PLC

    4.  Loans and advances to customers

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
                                   GBPm         GBPm         GBPm         GBPm
    Retail business             109,566      108,506      106,296      100,307
    Wholesale business          130,385      101,366      100,497       99,298
                               --------     --------     --------     --------
    Total non-trading           239,951      209,872      206,793      199,605
    Reverse repurchase
    agreements1                                            58,304       55,291
    Less: Allowances for
    impairment/provisions        (2,828)      (2,613)      (2,688)      (2,843)
                               --------     --------     --------     --------
    Total loans and advances    237,123      207,259      262,409      252,053
                               --------     --------     --------     --------

    By geographical area
    United Kingdom              165,382      148,197      146,248      144,827
    Other European Union         35,479       26,350       26,210       24,863
    United States                22,588       21,813       20,982       18,062
    Rest of the World            16,502       13,512       13,353       11,853
                               --------     --------     --------     --------
    Total non-trading           239,951      209,872      206,793      199,605
    Reverse repurchase
    agreements1                                            58,304       55,291
    Less: Allowance for
    impairment/provisions        (2,828)      (2,613)      (2,688)      (2,843)
                               --------     --------     --------     --------
                                237,123      207,259      262,409      252,053
                               --------     --------     --------     --------

    By industry
    Financial institutions       44,791       36,865       29,148       33,377
    Agriculture, forestry and
    fishing                       2,426        2,247        2,243        2,306
    Manufacturing                12,717        9,477        8,422        8,368
    Construction                  4,478        3,637        3,389        2,697
    Property                      7,797        5,747        8,577        9,426
    Energy and water              4,976        3,194        2,534        3,217
    Wholesale and retail
    distribution and leisure     13,844       11,897       10,928       10,050
    Transport                     5,169        3,812        3,461        3,671
    Postal and communication      1,164          828          678          581
    Business and other
    services                     28,721       20,924       19,004       15,751
    Home loans2                  75,435       78,030       77,673       73,284
    Other personal               30,287       27,400       25,952       24,167
    Overseas customers3                                     8,973        6,893
    Finance lease receivables     8,146        5,814        5,811        5,817
                               --------     --------     --------     --------
    Non-trading                 239,951      209,872      206,793      199,605
    Reverse repurchase
    agreements2                                            58,304       55,291
    Less: Allowance for
    impairment/provisions        (2,828)      (2,613)      (2,688)      (2,843)
                               --------     --------     --------     --------
    Total loans and advances
    to customers                237,123      207,259      262,409      252,053
                               --------     --------     --------     --------

    The geographic presentation of loans and advances is based on the location of the customer. In previous publications, it was based on the location of the office recording the transaction.

    1 Reverse repurchase agreements are now disclosed separately on the face of the balance sheet.
    2 Excludes commercial property mortgages.
    3 Overseas customers are now classified as part of other industry segments.

                                    BARCLAYS PLC

    4.  Loans and advances to customers (continued)

    In 2005, total loans and advances have decreased primarily due to the reclassification of reverse repurchase agreements, in accordance with IAS 39.

    The industry classifications have been prepared at the level of the borrowing entity. This means that a loan to the subsidiary of a major corporation is classified by the industry in which that subsidiary operates even though the parent's predominant business may be a different industry.


                                    BARCLAYS PLC

    5. Allowance for impairment on loans and advances/provisions for bad and doubtful debts

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    At beginning of period1                    2,637        2,851        2,946
    Acquisitions and disposals                    23           21            -
    Exchange and other adjustments                33           (8)         (25)
    Amounts written off (see below)             (664)        (813)        (769)
    Recoveries (see below)                        98          140          115
    Amounts charged against profit (see
    below)                                       713          520          584
                                            --------     --------     --------
    At end of period                           2,840        2,711        2,851
                                            --------     --------     --------

    Amounts written off
    United Kingdom                              (620)        (692)        (588)
    Other European Union                         (16)         (36)         (27)
    United States                                (24)         (30)         (20)
    Rest of the World                             (4)         (55)        (134)
                                            --------     --------     --------
                                                (664)        (813)        (769)
                                            --------     --------     --------
    Recoveries
    United Kingdom                                65          121           96
    Other European Union                           4            -            9
    United States                                  6            8            6
    Rest of the World                             23           11            4
                                            --------     --------     --------
                                                  98          140          115
                                            --------     --------     --------

    Impairment/provisions charged against
    profit:

    New and increased impairment allowances
    /provisions
    United Kingdom                               827          780          578
    Other European Union                          45           84           47
    United States                                 37           35           50
    Rest of the World                             36           28          153
                                            --------     --------     --------
                                                 945          927          828
                                            --------     --------     --------

    Less: Releases of impairment allowance/
    provision
    United Kingdom                               (97)         (98)         (22)
    Other European Union                         (10)          (6)         (14)
    United States                                (23)         (10)          (4)
    Rest of the World                             (4)         (23)         (13)
                                            --------     --------     --------
                                                (134)        (137)         (53)
                                            --------     --------     --------

    Recoveries                                   (98)        (140)        (115)
                                            --------     --------     --------

    Impairment charged against profit/Net
    specific
    provisions charge                            713          650          660
    General provision (release)/charge                       (130)         (76)
                                            --------     --------     --------
    Net charge to profit2                        713          520          584
                                            --------     --------     --------

    1 Due to the adoption of IAS 32 and IAS 39 on 1st January 2005 and the consequent restatement of the impairment allowance, the period end value at 31st December 2004 does not correspond to the opening value at the beginning of 2005.
    2 This excludes other credit provisions detailed on page 43.


                                    BARCLAYS PLC

    5. Allowance for impairment on loans and advances/provisions for bad and doubtful debts (continued)

                                                        As at
                                         30.06.05      31.12.04      30.06.04
    Allowance/specific provisions            GBPm          GBPm          GBPm
    United Kingdom                          2,174         1,683         1,700
    Other European Union                      282           149            99
    United States                             149           155           125
    Rest of the World                         235           160           214
                                         --------      --------      --------
    Total allowance/specific provisions     2,840         2,147         2,138
    General provisions                                      564           713
                                         --------      --------      --------
                                            2,840         2,711         2,851
                                         --------      --------      --------

    The geographic analysis of provisions shown above is based on the location of the customer.

    A reconciliation of UK GAAP provisions to IFRS impairment allowances is as follows:

                                                                          GBPm
    UK GAAP provision as at 31st December 2004                           2,711
    IFRS interest and fees not recognised                                 (157)
    UK GAAP interest in suspense as at 31st December 2004                   40
    UK GAAP fees in suspense as at 31st December 2004                       19
    Additional impairment allowances resulting from the application of
    revised calculation methodologies at 1st January 2005                   24
                                                                      --------
    IFRS impairment allowances as at 1st January 2005                    2,637
                                                                      --------


                                    BARCLAYS PLC

    6.  Potential credit risk loans

    The following tables present an analysis of potential credit risk loans (non-performing and potential problem loans).

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
    Potential credit risk          GBPm         GBPm         GBPm         GBPm
    loans
    Summary
    Non-accrual loans             2,104        2,052        2,115        2,235
    Accruing loans where
    there is an expectation
    of ultimate write-off
    (either partial or full)      1,631        1,484        1,435        1,468
    Accruing loans 90 days
    overdue, against which no
    allowances have been made       613          538          550          610
                               --------     --------     --------     --------
                                  4,348        4,074        4,100        4,313
    Reduced rate loans               23           15           15           10
                               --------     --------     --------     --------
    Total non-performing
    loans                         4,371        4,089        4,115        4,323
    Potential problem loans         731          795          798          884
                               --------     --------     --------     --------
    Total potential credit
    risk loans                    5,102        4,884        4,913        5,207
                               --------     --------     --------     --------

    Geographical split
    Non-accrual loans:
    United Kingdom                1,585        1,449        1,509        1,630
    Other European Union            140          240          243          135
    United States                   210          258          258          290
    Rest of the World               169          105          105          180
                               --------     --------     --------     --------
    Total                         2,104        2,052        2,115        2,235
                               --------     --------     --------     --------

    Accruing loans where there
    is an expectation of
    ultimate write-off (either
    partial or full)
    United Kingdom                1,285        1,231        1,188        1,193
    Other European Union            165           68           58           91
    United States                    27           26           26            -
    Rest of the World               154          159          163          184
                               --------     --------     --------     --------
    Total                         1,631        1,484        1,435        1,468
                               --------     --------     --------     --------

    Accruing loans 90 days
    overdue, against which no
    allowances have been
    made
    United Kingdom                  576          501          513          583
    Other European Union             31           34           34           27
    United States                     1            1            1            -
    Rest of the World                 5            2            2            -
                               --------     --------     --------     --------
    Total                           613          538          550          610
                               --------     --------     --------     --------



                                    BARCLAYS PLC

    6.  Potential credit risk loans (continued)

                                               Half-year ended
                               30.06.05     01.01.05     31.12.04     30.06.04
    Reduced rate loans:            GBPm         GBPm         GBPm         GBPm
    United Kingdom                    -            2            2           10
    Other European Union              7            -            -            -
    United States                    16           13           13            -
    Rest of the World                 -            -            -            -
                               --------     --------     --------     --------
    Total                            23           15           15           10
                               --------     --------     --------     --------

    Total non-performing
    loans:
    United Kingdom                3,446        3,183        3,212        3,416
    Other European Union            343          342          335          253
    United States                   254          298          298          290
    Rest of the World               328          266          270          364
                               --------     --------     --------     --------
    Total                         4,371        4,089        4,115        4,323
                               --------     --------     --------     --------

    Potential problem loans:
    United Kingdom                  561          655          658          588
    Other European Union             58           32           32           26
    United States                    43           27           27          191
    Rest of the World                69           81           81           79
                               --------     --------     --------     --------
    Total                           731          795          798          884
                               --------     --------     --------     --------

    Total potential credit
    risk loans:
    United Kingdom                4,007        3,838        3,870        4,004
    Other European Union            401          374          367          279
    United States                   297          325          325          481
    Rest of the World               397          347          351          443
                               --------     --------     --------     --------
    Total                         5,102        4,884        4,913        5,207
                               --------     --------     --------     --------

    Allowance coverage of             %            %            %            %
    non-performing loans1:
    United Kingdom                 63.1         64.2         68.1         68.5
    Other European Union           82.2         69.9         60.9         66.0
    United States                  58.7         53.7         57.0         49.3
    Rest of the World              71.6         73.7         70.4         67.9
                               --------     --------     --------     --------
    Total                          65.0         64.5         66.9         67.0
                               --------     --------     --------     --------

    Allowance coverage of             %            %            %            %
    total potential credit
    risk loans1:
    United Kingdom                 54.3         53.2         56.5         58.4
    Other European Union           70.3         63.9         55.6         59.9
    United States                  50.2         49.2         52.3         29.7
    Rest of the World              59.2         56.5         54.1         55.8
                               --------     --------     --------     --------
    Total                          55.7         54.0         56.0         55.6
                               --------     --------     --------     --------

    1 In 2004, the geographical coverage ratios include an allocation of general provisions.

                                    BARCLAYS PLC

    6.  Potential credit risk loans (continued)

    Since 1st January 2005, non-performing loans (NPLs) have increased 7% to GBP4,371m (1st January 2005: GBP4,089m). The increase occurred in the retail businesses with wholesale and corporate NPLs remaining flat. Potential problem loans (PPLs) decreased 8% from the beginning of the year to GBP731m (1st January 2005: GBP795m). Retail PPLs increased but this was more than offset by the decline in the level of wholesale and corporate PPLs. The increase in the Potential Credit Risk Loans (PCRLs) occurred mainly in the UK.

    The value of PCRLs at 31st December 2004 was restated for the adoption of IFRS on 1st January 2005. This restatement has not been applied to the numbers for 30th June 2004 and, as a consequence, these numbers are not comparable with the current values. In addition, due to improved modelling, PCRLs in the mortgage business have been restated. The restatement has been applied to the prior periods shown, causing increases of GBP226m at 30th June 2004 and GBP172m at 31st December 2004 and at 1st January 2005. This restatement does not reflect changes in credit quality but arises from the extension of Group methodology to the mortgage portfolios which were previously estimated on a different basis.

    Coverage of NPLs by the stock of impairment allowances increased to 65.0% (1st January 2005: 64.5%). Coverage of PCRLs rose to 55.7% (1st January 2005: 54.0%).

    7.  Available for sale financial investments

                                                  As at
                            30.06.05      01.01.05      31.12.04      30.06.04
                                GBPm          GBPm          GBPm          GBPm
    Debt securities           59,227        46,059
    Equity securities            848           675
    Treasury bills             1,065         1,143
    Other eligible bills           3           220
                            --------      --------      --------      --------
                              61,143        48,097             -             -
                            --------      --------      --------      --------

    As at 1st January 2005, financial instruments have been classified and measured in accordance with IAS 39. In general, investment securities held under UK GAAP have been classified as available for sale under IFRS.


                                    BARCLAYS PLC

    8.  Other assets

                                                  As at
                            30.06.05      01.01.05      31.12.04      30.06.04
                                GBPm          GBPm          GBPm          GBPm
    Sundry debtors             2,789         3,042         3,711         3,629
    Prepayments                  530           415           467           410
    Balances arising from
    off-balance sheet
    instruments                                           18,174        14,000
    Accrued income               172           190         3,563         3,305
                            --------      --------      --------      --------
                               3,491         3,647        25,915        21,344
                            --------      --------      --------      --------

    As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments.

    Also from 1st January 2005, accrued income no longer includes accrued interest, which is included in the loan balances as part of the effective interest rate calculation.

    9.  Insurance assets, including unit-linked assets

                                                 As at
                            30.06.05     01.01.05     31.12.04     30.06.04
                                GBPm         GBPm         GBPm         GBPm
    Reinsurer's share of
    provisions                   107          109          109          105
    Assets held to cover
    linked liabilities                                   5,870        5,836
    Assets held to cover
    non-linked liabilities                               2,597        2,224
                            --------     --------     --------     --------
                                 107          109        8,576        8,165
                            --------     --------     --------     --------

    In 2005, investment and insurance contracts are separately accounting for in accordance with IAS 39 and IFRS 4. At 1st January 2005, this has resulted in the majority of the assets within the life assurance businesses being classified as financial assets designated at fair value. These assets are held both in respect of linked liabilities to customers under investment contracts and also held on own account. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

    10.  Insurance contract liabilities, including unit-linked liabilities

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
                                   GBPm         GBPm         GBPm         GBPm
    Long term business
    provision:
    - Provision for linked
    liabilities                   1,434        1,460        5,821        5,722
    - Provision for non-unit
    linked liabilities            2,098        2,100        2,520        2,186
    Provision for claims
    outstanding                      57           36           36           36
                               --------     --------     --------     --------
                                  3,589        3,596        8,377        7,944
                               --------     --------     --------     --------

    In 2005, investment and insurance contracts are separately accounted for in accordance with IAS 39 and IFRS 4. In 2004, assets held to cover linked liabilities and provision for linked liabilities were aggregated and reported as insurance assets and insurance contract liabilities.

                                    BARCLAYS PLC

    11.  Other liabilities

                                                    As at
                               30.06.05     01.01.05     31.12.04     30.06.04
                                   GBPm         GBPm         GBPm         GBPm
    Obligations under finance
    leases payable                  338          353          353          352
    Balances arising from
    off-balance sheet
    financial instruments                                  18,009       12,829
    Sundry creditors              5,477        5,021        3,851        3,531
    Accruals and deferred
    income                        3,834        4,495        6,820        5,396
    Short positions in
    securities                                             53,903       57,438
                               --------     --------     --------     --------
                                  9,649        9,869       82,936       79,546
                               --------     --------     --------     --------

    As at 1st January 2005, balances arising from off-balance sheet instruments were reclassified to derivative financial instruments and short positions in securities to trading portfolio liabilities.

    Also from 1st January 2005, accruals and deferred income no longer includes accrued interest, which is included in customer balances as part of the amortised cost.

    12.  Other provisions for liabilities

                                                   As at
                              30.06.05     01.01.05     31.12.04     30.06.04
                                  GBPm         GBPm         GBPm         GBPm
    Customer loyalty
    provisions                                                12           15
    Redundancy and
    restructuring                   70           97           97           34
    Undrawn contractually
    committed facilities and
    guarantees                      48           55           55           85
    Onerous contracts               42           39           39           13
    Sundry provisions              226          212          213          182
                              --------     --------     --------     --------
                                   386          403          416          329
                              --------     --------     --------     --------

    As at 1st January 2005, the customer loyalty provision has been reclassified to other liabilities.

                                    BARCLAYS PLC

    13.  Legal proceedings

    Proceedings have been brought in the United States against a number of defendants, including Barclays, following the collapse of Enron. In each case the claims are against groups of defendants. Barclays considers that the claims against it are without merit and is defending them vigorously. A court ordered mediation commenced in September 2003 but no material progress has been made towards a resolution of the litigation. In addition, in respect of investigations relating to Enron, Barclays is continuing to provide information in response to enquiries by regulatory and governmental authorities in the United States and elsewhere. It is not possible to estimate Barclays possible loss in relation to these matters, nor the effect that it might have upon operating results in any particular financial period. Barclays is also currently in negotiations with the staff of the US Securities and Exchange Commission with respect to a settlement of the Commission's investigation of transactions between Barclays and Enron. Barclays does not expect that the amount of any settlement with the Commission would have a significant adverse effect on its financial position or operating results.

    Barclays is engaged in various other litigation proceedings both in the United Kingdom and a number of overseas jurisdictions, including the United States, involving claims by and against it, which arise in the ordinary course of business. Barclays does not expect the ultimate resolution of any of the proceedings to which Barclays is party to have a significant adverse effect on the financial position of the Group.

                                    BARCLAYS PLC

    14.  Contingent liabilities and commitments

                                                   As at
                              30.06.05     01.01.05     31.12.04     30.06.04
    Contingent liabilities        GBPm         GBPm         GBPm         GBPm
    Acceptances and
    endorsements                   271          303          303          530
    Assets pledged as
    collateral for security     35,703       30,011       30,011       26,334
    Other contingent
    liabilities                  8,503        8,245        8,245        7,800
                              --------     --------     --------     --------
                                44,477       38,559       38,559       34,664
                              --------     --------     --------     --------
    Commitments
    Standby facilities,
    credit lines and other
    commitments                163,037      134,051      134,051      119,887
                              --------     --------     --------     --------

     Contingent liabilities increased by 15% (GBP5.9bn) to GBP44.5bn (1st January 2005: GBP38.6bn) due to the increased indemnifications issued by Barclays Bank PLC to Barclays Global Investors' clients for securities lending activities.

     Commitments  increased by 22%  (GBP28.9bn) to GBP163.0bn (1st January 2005:
     GBP134.1bn) primarily as a result of the growth in Barclaycard due to Juniper, and new facilities in Barclays Capital and UK Business Banking.

                                    BARCLAYS PLC

     15. Market risk

     Market risk is the risk that the Group's earnings, capital, or ability to meet its business objectives, will be adversely affected by changes in the level or volatility of market rates or prices such as interest rates, credit spreads, foreign exchange rates, equity prices and commodity prices.

     Barclays Capital's market risk exposure, as measured by average total Daily Value at Risk (DVaR), decreased in the first half of 2005 compared to the first half of 2004. This was mainly due to a reduction in interest rate risk and an increase in diversification effect.

     Total DVaR as at 30th June 2005 was GBP31.0m (31st December 2004: GBP31.9m; 30th June 2004: GBP26.0m).

     Analysis of Barclays Capital's market risk exposures

     The daily average, maximum and minimum values of DVaR were calculated as below:

                                             Half-year ended
                                              30th June 2005
                            Average                High1                  Low1
                               GBPm                 GBPm                  GBPm
    Interest rate risk         24.1                 42.4                  15.4
    Credit spread risk         23.3                 27.9                  19.3
    Foreign exchange risk       2.9                  5.3                   1.6
    Equities risk               5.2                  7.3                   3.9
    Commodities risk            5.8                  7.6                   4.5
    Diversification effect    (30.9)                 n/a                   n/a
                           --------             --------             ---------
    Total DVaR                 30.4                 37.4                  25.4
                           --------             --------             ---------

                                             Half-year ended
                                            31st December 2004
                            Average                High1                  Low1
                               GBPm                 GBPm                  GBPm
    Interest rate risk         19.7                 29.4                  15.1
    Credit spread risk         20.3                 24.1                  16.1
    Foreign exchange risk       3.1                  7.4                   1.6
    Equities risk               4.3                  7.9                   2.4
    Commodities risk            8.2                 14.4                   4.5
    Diversification effect    (24.9)                 n/a                   n/a
                           --------             --------             ---------
    Total DVaR                 30.7                 40.7                  24.0
                           --------             --------             ---------

                                             Half-year ended
                                              30th June 2004
                            Average                High1                  Low1
                               GBPm                 GBPm                  GBPm
    Interest rate risk         30.5                 53.6                  19.0
    Credit spread risk         25.0                 32.9                  16.0
    Foreign exchange risk       1.8                  3.0                   0.9
    Equities risk               4.1                  7.9                   2.2
    Commodities risk            3.7                  7.8                   2.2
    Diversification effect    (27.0)                 n/a                   n/a
                           --------             --------             ---------
    Total DVaR                 38.1                 46.8                  25.7
                           --------             --------             ---------

    1 The high (and low) DVaR figures reported for each category did not necessarily occur on the same day as the high (and low) DVaR reported as a whole. Consequently a diversification effect number for the high (and low) DVaR figures would not be meaningful and it is therefore omitted from the above table.

                                    BARCLAYS PLC

        CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

                                                     Half-year ended
                                            30.06.05     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Available for sale reserve:
    Net gains from changes in fair value         112
    Amount transferred to profit on
    disposal                                     (26)

    Cash flow hedging reserve:
    Gains from changes in fair value              16
    Amount transferred to profit                  12

    Share of changes in associates' equity       (28)         (17)           -

    Currency translation differences
    arising during the year                       23          (15)         (43)

    Tax                                         (118)           -            -

    Other                                         38           16           11

    Profit for the period                      1,975        1,483        1,818
                                            --------     --------     --------
    Total recognised income and expense for
    the period                                 2,004        1,467        1,786
                                            --------     --------     --------

    Attributable to:
    Shareholders                               1,873        1,440        1,766
    Minority interest                            131           27           20
                                            --------     --------     --------
                                               2,004        1,467        1,786
                                            --------     --------     --------

    Tax comprises items taken directly to reserves, including tax on available for sale reserve and cash flow hedging reserve.



                                    BARCLAYS PLC

                SUMMARY CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)


                                                     Half-year ended
                                           30.06.051     31.12.04     30.06.04
                                                GBPm         GBPm         GBPm
    Net cash inflow from operating
    activities                                17,584        2,384        2,787
    Net cash outflow from investing
    activities                               (11,394)      (2,702)      (4,296)
    Net cash inflow from financing
    activities                                 2,526        1,004        1,956
    Effect of exchange rate changes on
    cash and cash equivalents                   (539)        (165)        (305)
                                            --------     --------     --------
    Net increase in cash and cash
    equivalents                                8,177          521          142
    Cash and cash equivalents at beginning
    of period                                 21,603       13,996       13,854
                                            --------     --------     --------
    Cash and cash equivalents at end of
    period                                    29,780       14,517       13,996
                                            --------     --------     --------


    1 The opening cash equivalents balance includes the impacts of adopting IAS 32 and IAS 39 and IFRS 4, which have not been applied to 2004 comparatives, in accordance with IFRS 1.


                                    BARCLAYS PLC

                                 OTHER INFORMATION

    Registered office
    1 Churchill Place, London, E14 5HP, England, United Kingdom.
    Tel: +44 (0) 20 7116 1000.  Company number: 48839.

    Website
    www.barclays.com

    Registrar
    The Registrar to Barclays PLC, The Causeway, Worthing, West Sussex, BN99 6DA, England, United Kingdom. Tel: + 44 (0) 870 609 4535.

    Listing
    The principal trading market for Barclays PLC ordinary shares is the London Stock Exchange. Ordinary shares are also listed on the New York Stock Exchange and the Tokyo Stock Exchange. Trading on the New York Stock Exchange is in the form of ADSs under the ticker symbol 'BCS'. Each ADS represents four ordinary shares of 25p each and is evidenced by an ADR. The ADR depositary is The Bank of New York whose international telephone number is +1-610-382-7836, whose domestic telephone number is 1-888-BNY-ADRS and whose address is The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258.

    Filings with the SEC
    Statutory accounts for the year ended 31st December 2004, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission (SEC), can be obtained from Corporate Communications, Barclays Bank PLC, 200 Park Avenue, New York, NY 10166, United States of America or from the Head of Investor Relations at Barclays registered office address, shown above. Copies of the Form 20-F are also available from the Barclays Investor Relations' website (details below) and from the SEC's website ( www.sec.gov).

    Results timetable
    Interim 2005 Ex Dividend date              Wednesday 17th August 2005
    Interim 2005 Dividend record date          Friday 19th August 2005
    Interim 2005 Dividend payment date         Monday 3rd October 2005
    2005 Preliminary results                   Thursday 9th February 2006

    Note that all dates are provisional and subject to change.

    For further information please contact:

    Investor Relations                      Media Relations
    --------------------                    -----------------
    Mark Merson/James S Johnson             Chris Tucker/Pam Horrell
    +44 (0) 20 7116 5752/2927               +44 (0) 20 7116 6223/6132

    More information on Barclays, including the 2005 interim results, can be found on our website at the following address:
    www.investorrelations.barclays.co.uk


                                    BARCLAYS PLC

                           Index of Main Reference Points



    Accounting policies                              63
    Acquisitions and disposals                       62
    Additional information                           59
    Associated undertakings and joint ventures       47
    Available for sale financial instruments         74
    Balance sheet (consolidated)                   8, 9
    Barclaycard                                  13, 29
    Barclays Capital                             12, 21
    Barclays Global Investors                        23
    Basis of preparation                             59
    Capital demand                                   53
    Capital supply                                   54
    Capital ratios                               50, 51
    Capital resources                            49, 50
    Cash flow statement - summary
    (consolidated)                                   81
    Changes in accounting estimates                  63
    Contingent liabilities and commitments           78
    Cost:income ratios                               10
    Derivatives                                      65
    Dividends on ordinary shares                     48
    Divisional interest income                       38
    Divisional margins                               37
    Daily Value at Risk (DVaR)                       79
    Earnings per ordinary share                      48
    Economic capital                                 53
    Economic data                                     3
    Economic profit                                  56
    Fair value option                                59
    Filings with the SEC                             63
    Financial highlights                              3
    Group performance ratios                         10
    Group share schemes                              63
    Group structure changes from 2004                62
    Half-year review                                  4
    Head office functions and other
    operations                                   13, 33
    Impairment                                       43
    Income statement (consolidated)                   7
    Insurance assets                                 75
    Insurance contract liabilities                   75
    International Retail and Commercial
    Banking                                      13, 31

    Legal proceedings                                77
    Loans and advances to banks                      67
    Loans and advances to customers                  68
    Market risk                                      79
    Minority interests                               47
    Net fee and commission income                    39
    Net premiums from insurance contracts            41
    Net claims and benefits paid on insurance
    contracts                                        42
    Net interest income                              36
    Operating expenses                               44
    Other assets                                     75
    Other information                                82
    Other liabilities                                76
    Other income                                     41
    Other provisions for liabilities                 76
    Performance summary                               2
    Performance ratios                                3
    Potential credit risk loans                      72
    Principal transactions                           40
    Profit before tax                             7, 14
    Profit before tax excluding goodwill
    amortisation                                     67
    Recent developments                              64
    Results by business                              11
    Results timetable                                82
    Risk asset ratios                             3, 50
    Risk Tendency                                    58
    Share capital                                    63
    Staff costs                                      45
    Staff numbers                                    46
    Statement of recognised income and
    expense (consolidated)                           80
    Tax rate                                         47
    Total assets                                 15, 52
    UK Banking                                   11, 16
    UK Business Banking                          11, 19
    UK Retail Banking                            11, 17
    Wealth Management                            12, 25
    Wealth Management-closed life
    assurance activities                         12, 27
    Weighted risk assets                     15, 50, 52
